Table of Contents

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on June 11, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5600	45-5220524
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

564 Stevens Avenue,

Solana Beach, California 92075

(858) 225-8998

(Address, including zip code and telephone number,

including area code, of registrant’s principal executive offices)

Ronald L. Wilson, II

President and Chief Executive Officer

564 Stevens Avenue,

Solana Beach, California 92075

(858) 225-8998

(Name including zip code and telephone number,

including area code, of agent for service)

With copies to:

Thomas J. Poletti, Esq. Katherine J. Blair, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, California 92626 (714) 371-2501		David N. Feldman, Esq. James T. Seery, Esq. Duane Morris LLP 1540 Broadway New York, NY 10036-4086 (212) 692 1036

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[_]	Accelerated filer	[_]
Non-accelerated filer	[ X ]	Smaller reporting company	[ X ]
		Emerging growth company	[ X ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [_]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)(2)			Amount of Registration Fee(3)
Class A Common Stock, par value $0.001 per share(4)		$17,250,000		$2,121
Underwriter’s Warrants	$		$
Class A Common Stock issuable upon exercise of Underwriter’s Warrants (4) (5)	$		$
Total	$		$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”), the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	The proposed maximum aggregate offering price has been estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act, and includes shares of Class A common stock, par value $0.001 per share, of HYLETE, Inc. (the “Class A Common Stock”), that the underwriter has an option to purchase to cover over-allotments, if any.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder.
(4)	Pursuant to Rule 416 under the Securities Act, the shares registered hereby also include an indeterminate number of additional shares as may from time to time become issuable by reason of stock splits, distributions, recapitalizations, or other similar transactions.
(5)	The Underwriter’s Warrants are exercisable at a per-share exercise price equal to 110% of the public offering price per share of Class A Common Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE __, 2019

          Shares

This is the initial public offering of shares of our Class A common stock (the “Class A Common Stock”). Prior to this offering, there has been no public market for our Class A Common Stock. We are selling         shares of our Class A Common Stock. The initial public offering price of our Class A Common Stock is expected to be between $       and $       per share.

We have applied to list our Class A Common Stock on the NYSE American (the “NYSE”) under the symbol “HYLT.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

The offering is being underwritten on a firm commitment basis. We have granted a 45-day option to the underwriter to purchase up to an aggregate of         additional shares of Class A Common Stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Without Over- allotment option		With Over- allotment option
Public Offering Price	$	$	$
Underwriting discounts and commissions paid (1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have also agreed to reimburse the underwriter for certain expenses incurred in connection with this offering. See “Underwriting” beginning on page 76 of this prospectus for a description of the compensation payable to the underwriters.

The underwriter expects to deliver the shares of Class A Common Stock to purchasers on or before       , 2019.

A.G.P.

The date of this prospectus is       , 2019

Through and including       , 2019 (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriter have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriter are offering to sell, and seeking offers to buy, Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock.

For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A Common Stock and the distribution of this prospectus outside the United States.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A Common Stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.

Unless the context otherwise requires, the terms “HYLETE,” “Company,” “we,” “us,” and “our” in this prospectus refer to HYLETE, Inc.

Company Overview

We are a digitally native, fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women, including shorts, pants, tops, jeans, tights, crops, dresses, t-shirts, tanks, thermals, henleys, polos, base layer, jackets, hoodies, hats, underwear, socks, footwear, bags, backpacks, and other accessories. Our products incorporate proprietary fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our local teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to helps shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project, and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. We believe that a direct-to-consumer model provides a more convenient retail experience for our customers, allows us to access more customers and is more cost effective than investment and management of a traditional brick-and-mortar model. However, we also recognize that a growing number of consumers are seeking experiences and relationships when they shop beyond the typical e-commerce platform. Furthermore, we recognize that our e-commerce customers want faster shipments at a lower cost. This means inventory has to be located closer to the consumer in additional fulfillment centers.

Our strategic response to our consumer expectations is to design, develop and build a number of strategically located company-owned fulfillment centers which will include an experiential retail component. Our strategy is to locate these company operated “fulfillment meets experiential retail” locations such that they maximize our customer engagement, increase delivery service levels, and reduce overall fulfillment costs. These locations will offer HYLETE products in a fitness-themed setting, offering customers the ability to work-out and engage in other fitness related activities, which we believe will allow us to uniquely showcase our product line and reinforce our fitness lifestyle culture. We believe that opening these experiential retail stores will create personalized experiences that will attract new and existing customers into stores and enhance brand loyalty, as well as providing a more cost-effective way to manage fulfillment.

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We plan to establish a new corporate headquarters based in Southern California that will serve as our initial “fulfillment meets experiential retail” facility that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail shop. Subsequently, we expect to open an east coast-based, company-owned “fulfillment meets experiential retail” center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

Market Opportunity

Our customers seek a combination of performance and style in their athletic apparel and will choose products that allow them to maximize comfort and performance when they exercise. Since consumer purchase decisions are driven by a need for functional products, we believe the credibility of our brand and the culture we promote expand our potential market beyond just athletes, but to those who pursue a fitness-based lifestyle.

In addition, the rising popularity of activewear is being driven by a variety of social and demographic factors, starting with greater health consciousness.

Activewear has evolved to include a growing athleisure trend, resulting in athletic apparel worn for both exercising and outside the traditional gym setting. The mainstream reach of athleisure is due, in part, to its ability to attract a broad range of consumers.

According to a report by the NPD Group, Inc., a market research company, total sales of men's and women's activewear in the United States rose by 3.2% in the 12 months ending in March 2018 compared with the previous period, to $48.6 billion. Activewear currently represents 24 percent of total apparel industry sales for 2018 and is forecast to grow through 2019. According to NPD Group, online apparel sales in the United States increased 7% in 2017 to $45 billion. The report also indicates that almost half of the U.S. online buying population made an apparel purchase online in 2017. Mobile sales in particular have rapidly increased as consumers leverage their ability to discover, browse and purchase anytime from anywhere through their smartphones and other mobile devices. According to the State of the U.S. Online Retail Economy Q1 2018 report by comScore, Inc., an Internet analytics company,

•	mobile commerce discretionary spending grew 40% year-over-year for the fourth quarter of 2017, and
•	mobile commerce represented 24% of U.S. digital commerce dollars for the fourth quarter of 2017 compared to 13% for the fourth quarter of 2014.

In addition, we believe that consumers also seek distinct and personalized experiences and relationships when they shop, and they want the experience to be consistent across all touch points. As consumers choose to invest in experiences rather than products, retailers need to respond to meet the needs of their customers. In the “Future of Retail 2018” report released by PSFK, a business intelligence platform, 55% of the 400 retail executives surveyed will spend part of their marketing budgets on in-store experiences by 2020 and Forrester reports that 77% of consumers have chosen, recommended, or paid more for a brand that provides a personalized service or experience. In response, we intend to establish one or more “fulfillment meets experiential retail” locations that will showcase our products and offer fitness classes, as well as lifestyle events and seminars.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and distinguish us from our competitors:

Emphasis on customer service and convenience. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. We are committed to providing a premium, relevant, and rewarding shopping experience for customers. As a digitally native brand, we are able to utilize financial and marketing metrics that provide keen insight to our community. We strive to provide a convenient on-line shopping environment that is appealing and clearly communicates our distinct brand image. Through our e-commerce platform, we provide a seamless shopping experience, robust product selection, and outstanding service.

Target customer appeal. Our primary customers are people who live a fitness-based lifestyle, and who are comfortable with purchasing apparel online. We believe we have developed a brand image that our customers view as consistent with their lifestyle, fashion tastes and identity that allows us to benefit and differentiates us in our market. We are constantly evaluating, including through sales data, surveys and customer feedback, our customers’ tastes and preferences to effectuate our strategic plans for new products and new initiatives that our community desires. We have developed and implemented in-house training programs that are designed to provide our employees and development teams with enhanced product knowledge and operational expertise.

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In addition, our in-house training programs are designed to provide our employees with enhanced product knowledge and operational expertise. We believe that our corporate culture and immersion in the lifestyles we represent, supplemented with feedback from our customers, allows us to consistently identify and react to emerging fashion trends. We believe that our ability to quickly recognize style trends and preferences and transition our product lines allows us to continually provide compelling product offerings to our customers.

Community based approach. We are a community-driven, digitally native activewear brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community. We believe that digitally native brands and platforms that specialize in premium offerings, scale a database of high value customers, and provide a differentiated level of expertise and service will take share from legacy players. Furthermore, our customer loyalty program allows us to engage with our customers, build customer loyalty, reward our most loyal customers, and gain customer insight. Our social media engagement with our consumer base allows us to collect data that we use in designing and implementing our business strategies. In addition, we also work with charities and other strategic partners to support community-based initiatives that we believe help promote our culture and values.

Product Innovation. Since our very first cross-training shorts we have committed to developing innovative products. We received a utility patent on the waist tightening system that was created for our first cross-training shorts (US 9,149,081 B2) and is now used in most of our men’s short and pants that are sold today. On May 28, 2019, the USPTO granted our second waist tightening system utility patent (US 10,299,524 B2) and the technology debuted in our Proteus boardshorts that we launched on May 16, 2019. Other notable product innovations include our 6-in-1 backpacks that convert to six unique configurations including: backpack, extended backpack, small duffle, large duffle, removable daypack, or a messenger bag. We also launched our first footwear in 2018 that features a 3-in-1 interchangeable insole system that was developed to allow for lifting, cross-training, and running. We believe that incorporating new technologies into our products will reinforce the authenticity and appeal of our products and promote brand loyalty.

Integrated marketing approach. We utilize a multi-faceted strategy which leverages our ambassadors coupled with digital marketing and social media that we believe allows us to better connect with our customers, integrate our brand with the lifestyles we represent and drive traffic to our online platform. We offer an integrated digital platform between our online and mobile applications for our customers to shop how and when they like and to drive further connection with them. We believe successful brands improve efficiency by leveraging the community and customer-created content to build awareness. We view social media engagement as an indicator of brand audience and use social media platforms, such as Instagram and Twitter, to interact with our customers while also encouraging customers to interact with one another and provide feedback on our products. Our marketing strategy, including the use of digital and email marketing, as well as print advertising, is designed to build customer awareness and loyalty, highlight key merchandise offerings, drive traffic to our online platform, and promote the HYLETE brand. We have also partnered with a numerous of charitable organizations and community-based initiatives that we believe share the same core beliefs of the HYLETE community. We believe that working with such organizations allows us to provide support for the communities that we serve and help promote our culture and values.

Investment in infrastructure and capabilities. We invest in our employees, supply chain and systems to ensure that our business is scalable and can achieve profitability. Our team attends relevant e-commerce, social media, influencer and on-line advertising seminars and workshops to understand and deploy the latest platforms and strategies available. We actively seek opportunities to help improve the specific capabilities of our supply chain partners to reduce costs, increase manufacturing efficiencies and improve quality. We also continually invest in our systems and technology to support growth and increase efficiency. We strive to drive contribution margin expansion through scale efficiencies and continued process improvements.

Experienced management team. Our senior management team, led by Ron L. Wilson, II, our President, Chief Executive Officer and director, has over 85 years of fitness and consumer products experience across a wide range of disciplines in including design, development, e-commerce, marketing, manufacturing, distribution, and finance.

Our Growth Strategy

Key components of our growth strategy are as follows:

Expand our brand awareness and customer base. Creating and fostering brand awareness among new and existing customers has been, and remains, a major growth driver for our Company. We intend to increase our marketing efforts to further expand awareness of our brand and drive greater sales of our products and services. We plan to continue to drive awareness and expand our customers to our brand through initiatives that foster customer engagement, including innovative digital, social, and print media, and innovative customer loyalty reward programs. We believe these efforts will continue to educate consumers about our brand and the benefits of our product offerings, create further demand for our products and, ultimately, expand our consumer base.

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Introduce new products and brand extensions. Our market studies, analyses and consumer testing enable us to identify attractive product opportunities. We will continue to introduce products in both existing and new product lines to meet our expanding customer base and their evolving pursuits. In addition, as we have done historically, we continue to seek out opportunities in new, adjacent product categories where we believe we can redefine performance standards and offer superior quality and design to customers.

Promote growth within our existing customer base. A significant component of HYLETE’s growth strategy is focused on appealing to our existing passionate customer base. We believe our customer base represents a large, embedded growth opportunity and that we can significantly grow our revenue base by targeting our existing consumer base with new and innovative products. As a private company, we also offered our customers the opportunity to become investors or “investomers” by actively participating in offerings of our equity securities. We believe that our new customer acquisition is dependent in part on leveraging these “investomers” for positive endorsement and long-term growth. Investors receive exclusive investor perks to further incentivize their purchases. These benefits currently include 50% off all retail value on regular priced footwear, gear, and apparel; free ground shipping (continental United States); and exclusive investor pricing on HYLETE project, pre-order, and clearance locker items.

Systems and fulfillment infrastructure to support growth. We intend on making significant additional investments in fulfillment and allocation infrastructure that we believe are adequate to support continued growth for several years. We intend to use a portion of the net proceeds of this offering to create company-owned fulfillment centers which will include an experiential retail component. Our initial “fulfillment meets experiential retail” location is expected to be located in Southern California and contain our main distribution and fulfillment center and our new corporate headquarters. We also plan to open an initial east coast-based location on a test basis in early 2020. We believe a physical presence on the east coast will help maximize our customer engagement on a more national basis, increase delivery service levels, and reduce overall fulfillment costs. We believe that dedicated fulfillment/experiential retail centers will enable us to respond to changing fashion trends, manage inventory in real time and provide long-term cost efficiencies. See the sections entitled “Use of Proceeds” and “Business.”

Continue growing the HYLETE community. We believe our customers are our best advocates and that we benefit from a vibrant and engaged user community. The meaningful community interactions across our digital platform and our corporate social responsibility initiatives nurture the continued growth of our brand. We plan to continue to promote initiatives intended to further expand and energize the HYLETE community through our targeted marketing initiatives, our digital and social customer engagement programs and our partnerships with charitable organizations. For example, we feature customer-generated content on our website and social media accounts. We will continue to increase our social media presence, including through Instagram, Facebook, YouTube, Pinterest and Twitter as part of our continuing commitment to customer service. In addition, we intend to continue our charitable programs and will explore more opportunities to give back to our communities by creating impactful experiences for their charitable organizations.

Risks associated with our business

Our business is subject to a number of other risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” appearing immediately following this prospectus summary, and include the following:

•	We have incurred significant net losses since our inception and cannot assure you that we will achieve or maintain profitable operations.

•	If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.

•	Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.

•	If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

•	Our future results may be adversely affected if we are unable to implement our strategic plan and growth initiatives.

•	An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.

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•	Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

•	We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

•	We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

•	Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.

•	Our operations are currently primarily dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.

•	If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

•	We may be subject to liability if we infringe upon the intellectual property rights of third parties.

•	We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.

•	We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

•	We will likely need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

•	Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

•	Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

•	If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

•	Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

•	Organizations face growing regulatory and compliance requirements.

•	Our business is affected by seasonality.

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Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

The Reorganization and Warrant Exercise

The Reorganization

We currently have authorized and outstanding two classes of common stock - Class A Common Stock, which has standard one-for-one voting rights, and Class B Common Stock, which contain no voting rights, and three series of preferred stock - Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock.

Immediately prior to the effective date of this offering we will effect a reorganization (the “Reorganization”) pursuant to which we will amend and restate our certificate of incorporation to (i) effect the authorization of Class C Common Stock which will be identical in all respects to our currently outstanding Class A Common Stock, but which will be entitled to 10 votes per share and be convertible at any time on a one-for-one basis into shares of Class A Common Stock, (ii) reclassify all shares of Class A Common Stock owned by Ron L. Wilson, II, our President and Chief Executive Officer, and Matthew Paulson, our Vice President of Business (Messrs. Wilson and Paulson are referred to collectively as the “Founders”) into Class C Common Stock, (iii) convert all outstanding shares of our preferred stock and all outstanding shares of our Class B Common Stock into shares of Class A Common Stock, and (iv) effect a reverse stock split (assuming an expected aggregate of 4,010,655 shares of Class A Common Stock and 1,364,000 shares of Class C Common Stock to be outstanding immediately prior to this offering, the currently anticipated reverse stock split will be approximately 1-for-5).

In connection with the Reorganization (assuming an expected aggregate of 4,010,655 shares of Class A Common Stock and 1,364,000 shares of Class C Common Stock to be outstanding immediately prior to this offering), all issued and outstanding shares of our Series A Preferred, Series A-1 Preferred and Series A-2 Preferred will convert into 342,440, 1,194,060 and 1,376,250 shares of our Class A Common Stock, respectively (based on their respective conversion prices in our current certificate of incorporation and after giving effect to the Warrant Exercise referenced below), and outstanding shares of Class B Common Stock will convert on a one-for-one basis into 877,813 shares of our Class A Common Stock (after giving effect to the Warrant Exercise referenced below). All shares of Class A Common Stock held by the Founders will be reclassified into an aggregate of 1,364,000 shares of Class C Common Stock. As a result of the conversion, we will no longer have any outstanding shares of Series A Preferred, Series A-1 Preferred, Series A-2 Preferred or Class B Common Stock.

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The Series A-2 Preferred Stock is contingently redeemable and thus is not considered part of stockholders’ equity as of March 31, 2019. However, as a result of the Reorganization, approximately $7,074,001 attributable to Series A-2 Preferred Stock to be converted into shares of Class A Common Stock will be added to stockholders’ equity on a pro forma basis. Unless otherwise indicated, all information set forth in this prospectus gives effect to the Reorganization. See the section entitled “Description of Capital Stock”.

The Warrant Exercise

In conjunction with borrowings under, and extensions of maturity dates of borrowings under, our senior credit agreement, between June 2016 and March 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to the lender. The warrants have an exercise price of $0.071 per share and expire at the earlier of ten years after issuance or the effective date of this offering.

In connection with the issuance of promissory notes, between December 2018 and May 2019 we issued an aggregate of 96,624 Class B Common Stock warrants (the total number of warrants so issued represented 1% of fully diluted equity ownership of our company for each $1,000,000 of notes so issued). The warrants have an exercise price of $0.005 per share and expire at the earlier of ten years after issuance or the effective date of this offering.

The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related Series A-2 Preferred Stock warrants have been presented as a liability in accordance with ASC 480. In addition, all of the Class B Warrants are presented as a liability on our balance sheet. As all of such warrants expire as of the effective date of this offering, each of the holders of such warrants have provided irrevocable written confirmation to us that all warrants held by each of them are to be exercised immediately prior to the effective date of the offering (such notice of exercise is to be without force and effect to the extent that the offering does not occur). Such irrevocable exercise of these warrants is known as the “Warrant Exercise”. As a result of the Warrant Exercise, approximately $3,987,695 related to such outstanding warrants which is currently classified as a liability on our company’s balance sheet as of March 31, 2019 will be reclassified and added to stockholders’ equity on a pro forma basis. Unless otherwise indicated, all information set forth in this prospectus gives effect to the Warrant Exercise. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Indebtedness”.

Company information

HYLETE, LLC (the “LLC”) was organized under the laws of the State of California on March 26, 2012. In January 2015 the LLC was converted to a California corporation named HYLETE, Inc. We reincorporated in Delaware in January 2019. Our principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and our telephone number is (858) 225-8998. Our website address is www.hylete.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We own various U.S. federal trademark applications and unregistered trademarks, including our company name. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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The Offering

Class A Common Stock offered by us	shares.

Common stock to be outstanding immediately after this offering (1)	shares of Class A Common Stock ( shares of Class A Common Stock if the underwriter exercises its option to purchase additional shares in full) and 1,364,000 shares of Class C Common Stock.

Underwriter’s option to purchase additional shares of Class A Common Stock	We have granted a 45-day option to the underwriter to purchase up to an aggregate of additional shares of Class A Common Stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our Class A Common Stock in this offering will be approximately $13.7 million (approximately $15.8 million if the underwriter exercises in full its option to purchase additional shares of Class A Common Stock), assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering for: (i) marketing, including content and mobile application development, for customer awareness, acquisition, and retention, (ii) product creation and increase inventory holdings, (iii) design and build out of one or more “fulfillment meets experiential retail” locations, (iv) repayment of a portion of our outstanding indebtedness, and (v) working capital and other general corporate purposes. See the section entitled “Use of Proceeds.”

Risk factors	You should carefully read the section entitled “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our Class A Common Stock.

Proposed NYSE American symbol	“HYLT”

(1) The number of shares of our common stock to be outstanding after this offering is based on 5,374,655 shares of our common stock outstanding as of May 31, 2019 after giving effect to (i) the Warrant Exercise and (ii) the Reorganization, and excludes:

•	324,034 shares of Class A Common Stock issuable upon the exercise of stock options outstanding as of May 31, 2019 under the HYLETE 2015 Incentive Plan, at a weighted average exercise price of $2.91 per share and 696,966 shares reserved for future reserved for future issuance under such plan;

•	240,680 shares of Class A Common Stock issuable upon the exercise of warrants outstanding as of May 31, 2019, at a weighted average exercise price of $1.85 per share; and

•	143,520 shares of Class A Common Stock issuable upon exercise of stock options granted outside of the HYLETE 2015 Incentive Plan.

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Summary Financial Data

The summary financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statements of operations data for the years ended December 31, 2018 and 2017 have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the statement of operations data for the three months ended March 31, 2019 and 2018 and the balance sheet data as of March 31, 2019 from our unaudited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future periods, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
Statement of Operations
Data:
Net sales	$2,717,423	$2,459,905	$11,689,200	$8,773,025
Cost of sales	1,251,495	1,177,019	5,461,090	4,065,845
Gross profit	1,465,928	1,282,886	6,228,110	4,707,180

Operating expenses:
Selling and marketing	901,009	621,457	2,866,133	2,862,657
General and administrative	1,390,192	685,410	3,806,176	2,447,146
Shipping and distribution	594,323	487,526	2,182,554	1,236,572

Total operating expenses	$2,885,524	$1,794,393	$8,854,863	$6,546,375

Loss from operations	$(1,419,596)	$(511,507)	$(2,626,753)	$(1,839,196)

Interest expense	657,848	258,333	1,365,426	836,844

Change in fair market value of Series A-2 warrant liability	2,349	285,130	1,059,175	556,933

Net loss	$(2,079,793)	$(1,054,970)	$(5,051,354)	$(3,232,973)

Accrual of preferred stock dividends and discount amortization	(155,313)	(149,659)	(600,838)	(599,593)

Net loss attributable to common stockholders	$(2,235,106)	$(1,204,629)	$(5,652,192)	$(3,832,566)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.19)	$(0.13)	$(0.56)	$(0.45)

Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	11,826,290	9,376,935	10,151,347	8,556,634

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)	$(0.42)		$(1.12)

Pro forma weighted average common shares used in pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	5,374,655		5,039,643

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	As of March 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$924,105	$	$
Working capital	3,179,331
Total assets	6,634,551
Total stockholders’ (deficit) equity	$(13,731,259)	$(2,676,016)		$–

________________________

(1)	Gives effect to (i) the Warrant Exercise and (ii) the Reorganization. As a result of the Warrant Exercise and the Reorganization, as of March 31, 2019 on a pro forma basis, approximately $3,987,695 attributable to outstanding Series A-2 Preferred Stock Warrants and Class B Common Stock Warrants which is currently classified as a liability on our company’s balance sheet as of March 31, 2019 will be reclassified as an addition to stockholder’s equity and $7,074,001 attributable to outstanding redeemable convertible preferred stock to be converted into shares of Class A Common Stock will be added to stockholders’ equity.
(2)	Pro forma as adjusted amounts give effect to the pro forma adjustments set forth in footnote (1) as well as the sale of shares of our Class A Common Stock in this offering at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as other information presented in this prospectus or in any other documents incorporated by reference into this prospectus, in light of your particular investment objectives and financial circumstances. Moreover, the risks so described are not the only risks we face. Additional risks not presently known to us or that we currently perceive as immaterial may ultimately prove more significant than expected and impair our business operations. Any of these risks could adversely affect our business, financial condition, results of operations, and prospects. The trading price of our securities could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred significant net losses since our inception and cannot assure you that we will achieve or maintain profitable operations.

We have incurred significant net losses since inception. Our net loss was $2,079,793, $5,051,354 and $3,232,973 for the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017, respectively. As of March 31, 2019, we had a stockholders’ deficit of $13,731,259. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

We anticipate that our operating expenses will increase substantially in the foreseeable future as we undertake increased marketing and sales efforts to increase our customer base, build brand awareness and open our planned “fulfillment meets retail” centers. These increased expenditures may make it more difficult to achieve and maintain profitability. In addition, our efforts to grow our business may be more expensive than we expect, and we may not be able to generate sufficient revenue to offset increased operating expenses. If we are required to reduce our expenses, our growth strategy could be materially affected. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.

Accordingly, we cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Class A Common Stock to decline, resulting in a significant or complete loss of your investment.

If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the year ended December 31, 2018 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. This report is dated April 17, 2019 and does not take into account any proceeds we will receive in this proposed offering. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to complete this offering, which will enable us to fund our expansion plans and realize our business objectives. In addition, we have incurred a net loss in each quarter since our inception and expect to incur losses in future periods as we continue to increase our expenses in order to position us to grow our business. If we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue substantially to achieve and sustain profitability, we may not be able to continue as a going concern.

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Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. The HYLETE name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the activewear, footwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

Our future results may be adversely affected if we are unable to implement our strategic plan and growth initiatives.

Our ability to succeed in our strategic plan and growth initiatives will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, ramp-up time of future projects, product differentiation, challenges with respect to material sourcing, and/or the ability to attract and retain qualified management and other personnel. The design, development and construction of our planned “fulfillment meets experiential retail” centers will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that such centers, when opened, will prove viable or successful. There can be no assurance that we will be able to develop and successfully implement our strategic plan and growth initiatives to a point where we will become and/or continue to be profitable or generate positive cash flow. If we cannot successfully execute our strategic plan and growth initiatives, our financial condition and results of operations may be adversely impacted.

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An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.

Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers’ access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for activewear is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of activewear and athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of activewear and athletic apparel. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in apparel for yoga, CrossFit and other activities. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

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As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

•	quickly adapting to changes in customer requirements or consumer preferences;
•	discounting excess inventory that has been written down or written off;
•	devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and
•	engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. For each of the three months ended March 31, 2019 and the year ended December 31, 2018, approximately 75% of our products were manufactured in China, respectively, and the remainder in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term.

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Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial conditions, operating results and cash flows.

The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum or other raw materials can materially adversely affect our cost of goods sold.

In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

Our operations are currently primarily dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.

Our warehouse and fulfillment/distribution functions are currently primarily handled from a single facility in Los Angeles, California, operated by an unaffiliated third party. Our current fulfillment/distribution operations are substantially dependent on the continued retention of this facility. Any significant interruption in the operation of the warehouse and fulfillment/distribution center due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our company’s name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. For example, the application to register our original icon logo as a trademark has been subject to legal proceedings. See the section entitled “Business – Litigation” for further information regarding the status of this legal proceeding. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

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We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. For example, in connection with the aforementioned legal action regarding our initial icon logo, we are currently subject to claims alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. While we believe the claims are without merit and are defending vigorously, there is no assurance we will be successful in such action. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.

As of May 31, 2019, we had an aggregate principal amount of debt outstanding of approximately $8.88 million. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base.

Our substantial debt could have important consequences to us. For example, it could:

•	make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

•	require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

•	place us at a competitive disadvantage to our competitors with proportionately less debt for their size;

•	limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

•	limit our flexibility in planning for, or reacting to, changing conditions in our business; and

•	limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

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If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide credit crisis could make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

For example, as of May 31, 2019, we owed our senior secured lender $5.375 million that is due on the scheduled maturity date of December 31, 2019. Our credit agreement contains negative covenants that, subject to significant exceptions limit our ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. Upon the occurrence of an event of default under this agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

We will likely need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the U.S., as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws applicable to our operations. Although we have policies and procedures to address compliance with the FCPA and similar laws, there can be no assurance that all of our employees, agents and other partners will not take actions in violations of our policies. Any such violation could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer and President, Mr. Ron L. Wilson, II. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

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In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and fitness industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

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Risks related to ownership of our Class A Common Stock and this offering

The price of our Class A Common Stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Class A Common Stock in this offering.

Our stock price is likely to be volatile. The stock market in general, and the market for activewear companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your Class A Common Stock at or above the initial public offering price. The market price for our Class A Common Stock may be influenced by many factors, including:

•	the success of competitive products;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning our intellectual property;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our programs;

•	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the activewear sector; and

•	general economic, industry, and market conditions.

If our quarterly or annual results fall below the expectations of investors or securities analysts, the price of our Class A Common Stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our results may, in turn, cause the price of our stock to fluctuate substantially. We believe that period-to-period comparisons of our results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations, and prospects.

The reduced disclosure requirements applicable to emerging growth companies may make our Class A Common Stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the JOBS Act. We will remain an EGC until the earlier of:

•	the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering;

•	the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or

•	the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission or SEC, which means the first day of the year following the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million.

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For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or Section 404;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our Class A Common Stock less attractive if we rely on certain or all of these exemptions. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our Class A Common Stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an EGC we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not EGCs.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives. We will be subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.

We previously issued shares of our Class A Common Stock publicly pursuant to Regulation A under the Securities Act, and as a result, are currently subject to limited reporting requirements. Following the consummation of this offering, we will be subject to more stringent and fulsome reporting requirements. As a fully reporting company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the federal securities laws, including the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and NYSE have imposed various requirements on public companies, including requirements to file annual, quarterly, and event driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the NYSE listing requirements. In addition, our financial statements could contain substantial errors that would require us to restate our financial statements.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits smaller “emerging growth companies” to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Prior to the completion of this offering, we have had limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for this offering, we determined that we had a material weakness in our internal control over financial reporting as of December 31, 2018 relating to our financial reporting processes.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

For a discussion of our remediation plan, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” The actions we have taken are subject to review, supported by confirmation and testing by management. While we have implemented a plan to remediate this weakness, we cannot assure you that we will be able to remediate this weakness, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

Our failure to remediate the material weakness identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of shares of our Class A Common Stock and we may be unable to maintain compliance with NYSE listing requirements.

A significant portion of our total outstanding shares of our Class A Common Stock after this offering will be restricted from immediate resale but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could cause the market price of our Class A Common Stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of our Class A Common Stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Common Stock. Based on shares of our common stock outstanding as of March 31, 2019, after giving effect to (i) the Warrant Exercise, (ii) the Reorganization and (iii) this offering, we will have outstanding shares of Class A Common Stock (       shares of Class A Common Stock if the underwriter exercises its option to purchase additional shares in full) and 1,364,000 shares of Class C Common Stock.

In connection with our initial public offering, we, all of our directors and officers, and the holders of 5% or more of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriter and/or are subject to market standoff agreements or other agreements with us under which we and they agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of our initial public offering.

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Upon completion of this offering, stockholders owning an aggregate of up to approximately 4.5 million shares of Class A Common Stock will be entitled, under contracts providing for registration rights, to require us to register shares owned by them for public sale in the United States. We also intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under our equity plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. See the section titled “Shares Eligible for Future Sale” appearing elsewhere in this prospectus for a more detailed description of the restrictions on selling shares of our common stock.

Sales of our shares, including sales of shares registered pursuant to registration rights, may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A Common Stock to fall and make it more difficult for you to sell shares of our Class A Common Stock.

If you purchase our Class A Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of our Class A Common Stock if you purchase in this offering. Assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to (i) the Warrant Exercise, (ii) the Reorganization and (iii) this offering, purchasers of Class A Common Stock in this offering will experience immediate dilution of $       per share in net tangible book value of our common shares. In addition, after giving effect to this offering, investors purchasing Class A Common Stock in this offering will contribute       % of the total amount invested by stockholders since inception but will only own       % of the common stock outstanding. In the past, we issued options and other securities to acquire Class A Common Stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing Class A Common Stock in this offering will sustain further dilution. See the section entitled “Dilution” appearing elsewhere in this prospectus for a more detailed description of the dilution to new investors in the offering.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our Class A Common Stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

The concentration of our stock ownership limits our stockholders’ ability to influence corporate matters.

Following the Reorganization, our Class C Common Stock will have 10 votes per share and our Class A Common Stock will have one vote per share. As of December 31, 2018, after giving effect to (i) the Warrant Exercise and (ii) the Reorganization, our Founders, Ron L. Wilson, II and Matthew Paulson, beneficially owned 100% of the Class C Common Stock, which represented approximately 77% of the voting power of our outstanding capital stock; such ownership will represent approximately       % of the voting power of our outstanding capital stock after giving effect to this offering. Messrs. Wilson and Paulson therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Class A Common Stock could be adversely affected.

We have broad discretion in the use of our cash, cash equivalents and investments, including the net proceeds from this offering, and may not use them effectively.

Our management will have broad discretion in the application of our cash, cash equivalents and investments, including the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Our management could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our Class A Common Stock to decline. Pending their use, we may invest our cash, cash equivalents and investments, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

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Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Our restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and by-laws include provisions that:

•	provide for the authorization of more than one class of common stock structure, resulting in our Founders, Ron L. Wilson, II and Matthew Paulson, having significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial;

•	authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer, or our president;

•	prohibit stockholder action by written consent;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter, or repeal our by-laws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our certificate of incorporation and by-laws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our certificate of incorporation or by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A Common Stock, and could also affect the price that some investors are willing to pay for our Class A Common Stock.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We do not currently intend to declare or pay cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A Common Stock will be your sole source of gain for the foreseeable future.

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An active trading market for our Class A Common Stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our Class A Common Stock will be determined through negotiations with the underwriter. Although we intend to apply to have our Class A Common Stock listed on the NYSE, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our Class A Common Stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

Our amended and restated bylaws have an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against the Company.

Article 7 of our amended and restated bylaws dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the shareholders of our company; any claim arising under the DGCL (as defined below); and any action asserting a claim governed by the internal affairs doctrine. We do not intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, shareholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based shareholder class actions, derivative suits and other intra-corporate disputes. Our management believes limiting state law-based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

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Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to manage operations at our current size or manage growth effectively;
•	our ability to locate suitable locations to open new stores and to attract customers to our stores;
•	our ability to successfully expand in the United States and other new markets;
•	our ability to finance our growth and maintain sufficient levels of cash flow;
•	increased competition causing us to reduce the prices of our products or to increase significantly our marketing efforts in order to avoid losing market share;
•	our ability to effectively market and maintain a positive brand image;
•	our ability to continually innovate and provide our consumers with improved products;
•	the ability of our suppliers or manufacturers to produce or deliver our products in a timely or cost-effective manner;
•	our lack of long-term supplier contracts;
•	our lack of patents or exclusive intellectual property rights in our fabrics and manufacturing technology;
•	changes in consumer preferences or changes in demand for technical activewear, athletic apparel and other products;
•	our ability to accurately forecast consumer demand for our products;
•	our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;
•	our ability to maintain effective internal controls; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

25

Use of Proceeds

We estimate that our net proceeds from the sale of shares of our Class A Common Stock in this offering will be approximately $13.7 million, or $15.8 million if the underwriter exercises in full its option to purchase additional shares, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $      million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the approximate net proceeds from this offering for the following:

•	$3.0 million for marketing, including content and mobile application development, for customer awareness, acquisition, and retention;
•	$2.0 million for product creation and increase inventory holdings;
•	$2.0 million for design and build out of one or more “fulfillment meets experiential retail” locations;
•	$2.0 million to repay a portion of our outstanding indebtedness; and
•	The balance to fund working capital and other general corporate purposes.

The debt to be repaid consists of an aggregate of $1,610,000 of notes issued to lenders between November 2018 and May 2019 which are due and payable on the effective date of this offering. The notes bear interest at an annual rate of ten percent (10.0%) per annum calculated on a three-hundred and sixty-five (365) day basis. The proceeds from the loans were used for working capital and to fund the expense of this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

26

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

27

Capitalization

The following table sets forth our cash, cash equivalents, restricted cash, and investments and our capitalization as of March 31, 2019:

•	on an actual basis;
•	on a pro forma basis to give effect to (i) the Warrant Exercise and (ii) the Reorganization; and
•	on a pro forma as adjusted basis to give further effect to our sale in this offering of shares of Class A Common Stock at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table should be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2019 (1)
	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted

Cash and cash equivalents	$924,105	$924,105	$

Redeemable convertible preferred stock (Series A, Series A-1 and Series A-2), no par value; 17,682,500 shares authorized; 14,066,120 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$7,074,001	$–		$–
Stockholders’ (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	$–	$–		$–

Common stock, no par value (Class A and Class B); 36,000,000 shares authorized, 11,826,405 shares issued and outstanding, actual; (Class A and Class C, $0.001 par value) 90,000,000 shares authorized, 5,374,655 shares issued and outstanding, pro forma; 90,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	$11,827	$5,374	$

Additional paid-in capital	$4,043,223	$15,104,919	$

Accumulated deficit	$(17,786,309)	$(17,786,309)	$

Total stockholders’ (deficit) equity (2)	$(13,731,259)	$(2,676,016)	$

Total capitalization	$(13,731,259)	$(2,676,016)	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the pro forma as-adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

(2)

As a result of the Warrant Exercise and the Reorganization, as of March 31, 2019 on a pro forma basis, approximately $3,987,695 attributable to outstanding Series A-2 Preferred Stock Warrants and Class B Common Stock Warrants which is currently classified as a liability on our company’s balance sheet as of March 31, 2019 will be reclassified as an addition to stockholders’ equity and $7,074,001 attributable to outstanding redeemable convertible preferred stock to be converted into shares of Class A Common Stock will be added to stockholders’ equity.

28

Dilution

If you invest in our Class A Common Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2019 was $5,590,228, or $($0.55) per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the shares of our common stock outstanding as of March 31, 2019.

Our pro forma net tangible book value as of March 31, 2019 was $       million, or $       per share of our common stock. Pro forma net tangible book value per share represents historical net tangible book value divided by the total number of shares of Class A Common Stock outstanding as of March 31, 2019, after giving effect to (i) the Warrant Exercise and (ii) the Reorganization.

After giving further effect to the sale of             shares of Class A Common Stock upon the closing of this offering at the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been approximately $       million, or approximately $      per share. This amount represents an immediate increase in pro forma net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $ per share to investors participating in this offering.

Dilution per share to investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriter of its option to purchase up to          additional shares of Class A Common Stock in this offering):

Assumed initial public offering price per share			$9.00
Historical net tangible book value per share as of March 31, 2019	$
Pro forma decrease in historical net tangible book value per share attributable to (i) the Warrant Exercise and (ii) the Reorganization
Pro forma net tangible book value per share as of March 31, 2019
Increase in pro forma net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in the pro forma net tangible book value per share to new investors participating in this offering		$

If the underwriter exercises its option to purchase additional shares of Class A Common Stock in this offering in full at the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value would be $       per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $       per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $       per share and the dilution to investors participating in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $ per share and the dilution to investors participating in this offering by $       per share, assuming the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

29

The following table summarizes, on a pro forma as adjusted basis, as of March 31, 2019, the difference between the number of shares of Common Stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by investors in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price
	Number	Percent	Amount	Percent		Per Share
Existing stockholders	5,374,655	%	$	%	$
Investors in this offering
Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors in this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by investors in this offering by approximately $        million, assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that outstanding options are exercised or shares are issued under our 2015 HYLETE Equity Incentive Plan, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

30

Selected Financial Data

The selected financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statements of operations data for the years ended December 31, 2018 and 2017 and the balance sheet data as of December 31, 2018 and 2017 have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the statement of operations data for the three months ended March 31, 2019 and 2018 and the balance sheet data as of March 31, 2019 from our unaudited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future periods, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

HYLETE, INC.

STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2019 AND 2018

AND YEARS ENDED DECEMBER 31, 2018 AND 2017

	Three Month Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
Net Sales	$2,717,423	$2,459,905	$11,689,200	$8,773,025
Cost of Sales	1,251,495	1,177,019	5,461,090	4,065,845
Gross Profit	1,465,928	1,282,886	6,228,110	4,707,180
Operating Expenses:
Selling and marketing	901,009	621,457	2,866,133	2,862,657
General and administrative	1,390,192	685,410	3,806,176	2,447,146
Shipping and distribution	594,323	487,526	2,182,554	1,236,572
Total Operating Expenses	2,885,524	1,794,393	8,854,863	6,546,375
Loss from Operations	(1,419,596)	(511,507)	(2,626,753)	(1,839,196)
Interest expense	657,848	258,333	1,365,426	836,844
Change in fair market value of Series A-2 warrant liability	2,349	285,130	1,059,175	556,933
Net Loss	$(2,079,793)	$(1,054,970)	$(5,051,354)	$(3,232,973)
Accrual of Preferred Stock Dividend and Discount Amortized	(155,313)	(149,659)	(600,838)	(599,593)
Net Loss Attributable to Common Stockholders	$(2,235,106)	$(1,204,629)	$(5,652,192)	$(3,832,566)
Basic and diluted loss per common share	$(0.19)	$(0.13)	$(0.56)	$(0.45)
Weighted average shares - basic and diluted	11,826,290	9,376,935	10,151,347	8,556,634

31

HYLETE, INC.

BALANCE SHEETS

MARCH 31, 2019

DECEMBER 31, 2018 AND 2017

	March 31,	December 31,
	2019	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$924,105	$1,470,436	$616,262
Accounts receivable	129,555	123,194	75,319
Inventory	3,768,060	3,403,956	2,225,136
Vendor deposits	219,273	214,102	10,095
Other current assets	183,631	265,436	94,316
Total current assets	5,224,624	5,477,124	3,021,128
Non-Current Assets:
Property and equipment, net	216,453	253,609	392,275
Intangible assets, net	467,732	539,697	114,977
Goodwill	426,059	426,059	–
Other non-current assets	299,683	28,219	–
Total non-current assets	1,409,927	1,247,584	507,252
TOTAL ASSETS	$6,634,551	$6,724,708	$3,528,380
LIABILITIES & STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$1,069,784	$899,158	$915,733
Accrued expenses	959,201	826,589	810,934
Bridge note, net of issuance costs	602,978	436,533	–
Bridge note- related party, net of issuance costs	449,162	400,884	200,000
Loan payable, net of issuance costs	4,594,857	3,912,508	–
Capital lease obligations	3,887	9,436	21,510
Common stock warrant liability	724,086	675,294	–
Total current liabilities	8,403,955	7,160,402	1,948,177
Non-Current Liabilities:
Capital lease obligations, net of current	–	–	9,436
Loan payable, net of current portion and issuance costs	242,187	240,625	2,996,920
Loan payable- related party, net of issuance costs	485,833	482,708	–
Bond, net of issuance costs	896,225	766,671	–
Preferred stock warrant liability, net of current	3,263,609	2,698,774	1,387,319
Total non-current liabilities	4,887,854	4,188,778	4,393,675
Total liabilities	13,291,809	11,349,180	6,341,852
Commitments and contingencies (Note 18)
Redeemable preferred stock:
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at March, 31, 2019 and at December 31, 2018 and 2017 (liquidation preference of $535,204)	530,013	518,517	472,524
Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at March 31, 2019 and at December 31, 2018 and 2017 (liquidation preference of $2,978,641)	2,960,544	2,899,655	2,656,103
Series A-2 preferred stock, $0.001 par value, 10,000,000 total shares authorized, 4,791,500, 4,791,500 and 4,721,500 issued and outstanding at March 31, 2019 and at December 31, 2018 and 2017 (liquidation preference of $3,604,703)	3,583,444	3,500,516	3,088,671
Total redeemable preferred stock	7,074,001	6,918,688	6,217,298
Stockholders' Deficit:
Class A common stock, par value $0.001, 30,000,000 shares authorized, 7,859,600, 7,859,600 and 7,824,600 issued and outstanding at March 31, 2019 and 2018 and at December 31, 2018 and 2017	7,860	7,860	7,825
Class B common stock, par value $0.001, 6,000,000 shares authorized, 3,958,532, 3,958,532 and 1,297,042 issued and outstanding at March 31, 2019 and at December 31, 2018 and 2017	3,967	3,959	1,297
Additional paid-in capital	4,043,223	4,151,537	1,178,680
Accumulated deficit	(17,786,309)	(15,706,516)	(10,218,572)
Total stockholders' deficit	(13,731,259)	(11,543,160	(9,030,770)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$6,634,551	$6,724,708	$3,528,380

32

Unaudited Pro Forma Financial Statements

On June 1, 2018, GRACEDBYGRIT, Inc (GBG) sold 100% of its net assets for 789,875 shares of HYLETE, Inc. Class B Common Stock in an amount valued at $987,344. The shares of Class B Common Stock were valued at the price to which HYLETE, Inc. share were being sold to third parties at the time of the transactions. GBG was acquired to expand HYLETE’s women’s apparel line in accordance with the HYLETE’s growth strategy.

The transaction was accounted for as a business acquisition whereas GBG is the accounting acquire and HYLETE, Inc. is the accounting acquirer.

The following unaudited pro forma condensed combined financial statements are based on GBG historical financial statements and HYLETE, Inc. historical financial statements as adjusted to give effect to the June 1, 2018 acquisition of GBG. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 give effect to the acquisition of GBG as if it had occurred on January 1, 2017.

Unaudited Pro Forma Combined Statements of Operations

For the year ended December 31,2017

	GRACEDBYGRIT	HYLETE, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Net Sales	$727,163	$8,773,025	–		$9,500,188

Cost of Sales	474,256	4,065,845	–		4,540,101
					–
Gross Profit	252,907	4,707,180	–		4,960,087

Operating Expenses:
Selling and marketing	821,564	2,862,657	–		3,684,221
General and administrative	639,403	2,447,146	328,933	A	3,415,482
Research and development	22,973	–	–		22,973
Shipping and distribution	–	1,236,572	–		1,236,572
Total Operating Expenses	1,483,940	6,546,375	328,933		8,359,248
					–
Loss from Operations	(1,231,033)	(1,839,195)	(328,933)		(3,399,162)
					–
Interest expense	56,573	836,845	(56,573)	B	836,845
Change in fair market value of Series A-2 warrant liability	–	556,933	–		556,933
Other (income) expense	(1,953)	–			(1,953)
Total other expenses	54,620	1,393,777	(56,573)		1,391,824

Loss before provision for income taxes	(1,285,653)	(3,232,973)	(272,360)		(4,790,986)
					–
Provision for income taxes	800	–	–		800

Net Loss	$(1,286,453)	$(3,232,973)	$(272,360)		$(4,791,786)
					–
Accrual of preferred stock dividend and discount amortized	–	(599,593)	–		(599,593)
					–
Net Loss Attributable to Common Stockholders	$(1,286,453)	$(3,832,566)	$(272,360)		$(5,391,379)

Basic and diluted loss per common share		$(0.45)			$(0.58)
Weighted average shares - basic and diluted		8,556,634	789,875	E	9,346,509

33

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2017

	GRACEDBYGRIT	HYLETE, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined

Assets

Current assets:
Cash	$44,136	$616,262	$(44,136)	C	$616,262
Accounts receivable	33,352	75,319	(33,352)	C	75,319
Inventory	189,968	2,225,136	–		2,415,104
Prepaids and other current assets	9,916	104,411	–		114,327
Current assets:	277,372	3,021,128	(77,488)		3,221,012

Property and equipment, net	11,961	392,275	–		404,236
Intangible assets, net	–	114,977	919,459	D	1,034,436
Other assets	7,352	–	–		7,352

Total assets	$296,685	$3,528,380	$841,971		$4,667,036

Liabilities and Stockholders' Deficit

Current Liabilities:
Accounts payable	$231,446	$915,733	$(231,446)	C	$915,733
Accrued liabilities	24,184	810,934	(24,184)	C	810,934
Bridge note-related party, net issuance cost	–	200,000	–		200,000
Line of credit	750,000	–	(750,000)	C	–
Capital lease obligations	–	21,510	–		21,510
Promissory note and accrued interest-related party	632,553	–	(632,553)	C	–
Convertible notes payable and accrued interest	152,327	–	(152,327)	C	–
Current Liabilities:	1,790,510	1,948,177	(1,790,510)		1,948,177

Non-Current Liabilities:
Capital lease obligations, net of current	–	9,436	–		9,436
Loan payable, net of current portion and issuance costs	–	2,996,920	–		2,996,920
Preferred stock warrant liability	–	1,387,319	–		1,387,319
Total non-current liabilities	–	4,393,675	–		4,393,675

Total liabilities	$1,790,510	$6,341,852	$(1,790,510)		$6,341,852

Commitments & Contingencies (Note 5)

Redeemable Preferred Stock	–	6,217,298	–		6,217,298

Stockholders' Deficit:

Preferred Stock	2,393,416	–	(2,393,416)		–
Common Stock	1,478	9,122	(688)	E	9,912
Additional paid-in capital	273,618	1,178,680	712,936	F	2,165,234
Accumulated deficit	(4,162,337)	(10,218,572)	4,313,649	G	(10,067,260)
Total Stockholders' Deficit	(1,493,825)	(9,030,770)	2,632,481		(7,892,114)
Total liabilities and Stockholders' Deficit	$296,685	$3,528,380	$841,971		$4,667,036

34

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 1 – Basis of Presentation

The following unaudited pro forma condensed combined financial statements are based on GBG historical financial statements and HYLETE, Inc. historical financial statements as adjusted to give effect to the June 1, 2018 acquisition of GBG. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 give effect to the acquisition of GBG as if it had occurred on January 1,2017.

Note 2 – Description of Transaction

GBG accounted for the transaction as a business acquisition. The sold assets were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of goodwill in the amount $426,059.

The following table shows the preliminary allocation of the purchase price for GBG to the acquired net identifiable assets and pro forma goodwill:

Inventories	$67,885

Product Designs	$493,400

Goodwill	$426,059

Net assets sold	$987,344

Note 3 – Pro Forma Adjustments

The following adjustments have been reflected in the unaudited pro forma condensed financial information:

A.	To recognize 12 months amortization of product designs.

B.	Eliminate interest expense related to promissory note.

C.	Record net asset purchase.

D.	Recognize purchase of product designs and goodwill.

E.	On June 1, 2018, GRACEDBYGRIT, Inc (GBG) sold 100% of its net assets for 789,875 shares of HYLETE, Inc. $0.001 par value Class B Common Stock for $789. Adjustment is to remove excess GRACEDBYGIT par value.

F.	On June 1, 2018, GRACEDBYGRIT, Inc (GBG) sold 100% of its net assets for 789,875 shares of HYLETE, Inc. Class B Common Stock in excess of $0.001 for $986,554. Adjustment is to add additional amount to GRACEDBYGRIT additional paid-in capital.
G.	To remove historical losses of GRACEDBYGRIT and the effect of other pro forma adjustments.

35

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a digitally native, fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women, including shorts, pants, tops, jeans, tights, crops, dresses, t-shirts, tanks, thermals, henleys, polos, base layer, jackets, hoodies, hats, underwear, socks, footwear, bags, backpacks, and other accessories. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our local teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to helps shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project, and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. We believe that a direct-to-consumer model provides a more convenient retail experience for our customers, allows us to access more customers than with a traditional brick-and-mortar model and is more cost effective than investment and management of brick and mortar storefronts. However, we also recognize that a growing number of consumers are seeking experiences and relationships when they shop beyond the typical e-commerce platform. Furthermore, we recognize that our e-commerce customers want faster shipments at a lower cost. This means inventory has to be located closer to the consumer in additional fulfillment centers.

Our strategic response to our consumer expectations is to design, develop and build a number of strategically located company-owned fulfillment centers which will include an experiential retail component. Our strategy is to locate these company operated “fulfillment meets experiential retail” locations such that they maximize our customer engagement, increase delivery service levels, and reduce overall fulfillment costs. These locations will offer HYLETE products in a fitness-themed setting, offering customers the ability to work-out and engage in other fitness related activities, which we believe will allow us to uniquely showcase our product line and reinforce our fitness lifestyle culture. We believe that opening these experiential retail stores will create personalized experiences that will attract new and existing customers into stores and enhance brand loyalty, as well as providing a more cost-effective way to management fulfillment.

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Initially, we plan to move to a new corporate headquarters based in Southern California that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail element. Subsequently, we expect to open an east coast-based, company-owned “fulfillment meets experiential retail” center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral such as catalogs, and the creation of a new points-based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344 and $30,000 in cash, as consideration for the transaction. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

The acquisition of GRACEDBYGRIT constituted the acquisition of a “significant business” pursuant to the provisions of Regulation S-X and therefore separate financial statements of GRACEDBYGRIT and selected pro forma financial information is provided elsewhere in this prospectus.

The asset acquisition of GRACEDBYGRIT included a $400,000 bridge note funding by Steelpoint Co-Investment Fund (“Steelpoint Bridge Note”) that was executed and funded contemporaneously with the Asset Purchase Agreement dated May 31, 2018. The Steelpoint Bridge Note debt was utilized to build inventories that helped grow our overall net sales in 2018. As of March 31, 2019, former product styles that have been reproduced as HYLETE women’s styles have had net sales of approximately $60,000 with average gross margins of approximately 50%. GRACEDBYGRIT manufactured its products at factories in the United States utilizing fabrics sourced from Italy. We now utilize these factories for the product styles under the HYLETE brand name.

In addition to the Steelpoint Bridge Note, the women’s product styles, and U.S. manufacturing resources, we also had four GRACEDBYGRIT employees join our team including GRACEDBYGRIT’s Chief Operating Officer and Co-founder (Kate Nowlan), who now serves on our leadership team as the Vice President, HYLETE Experience.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third party sites. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes all costs incurred in operating our production, design, distribution, and merchandise departments, and inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) shipping and distribution expenses We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. We expect operating expenses to increase in fiscal 2019 as we incur additional sales and marketing expenses to support our growth, while also making strategic investments to support the long-term growth of the business.

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Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

To show our successful customer acquisition strategy, and our ability to retain customers, we have included the following disclosures that compare the LTV of the 2015 cohort to our CAC. While performance may vary across cohorts, we chose the 2015 cohort because it provides the broadest amount of historical data while reflecting the most accurate CAC based on historically sustainable and scalable acquisition strategies. In 2015 our CAC was approximately $30. As illustrated in the chart below, this cohort generated a contribution profit of approximately $54 per customer on the first order. The LTV of the 2015 cohort has increased over time, driven by an increased focus on retention marketing, growth in existing product categories, and expansion into new product categories. As a result, the LTV of profit contribution of this 2015 customer cohort was approximately $129 after three years, 4.3 times the $30 cost of acquiring new customers in 2015, proving not only our effectiveness in building profitable customer acquisition strategies but also our ability to retain customers and encourage repeat purchases.

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Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. Repeat customers, whom we define as customers who have purchased from us at least once before, in the current year or a previous year, accounted for approximately 48%, 55% and 54% of active customers in 2016, 2017 and 2018, respectively. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 64% of net sales in 2018, and 62% of net sales in 2017. We believe these metrics are reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Net sales from existing customers increased by approximately 38% from 2017 to 2018; while net sales growth for new customers increased by approximately 26% from 2017 to 2018.

During the first three months ended March 31, 2019 and 2018, existing customers accounted for 59% and 64% of net sales, respectively.

Merchandise Mix

We offer merchandise across a variety of product types and price points.  Our product mix consists primarily of apparel and footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories or adding new fulfillment centers will require additional investments in inventory.

Investment in our Operations and Infrastructure

To grow our client base and enhance our offering, we will incur additional expenses. We intend to leverage our platform and understanding of trends to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further improve our platform. Moreover, we intend to make capital investments in our inventory, fulfillment centers, and logistics infrastructure. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our customer base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

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Results of operations

Three months ended March 31, 2019 compared to three months ended March 31, 2018

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Three months ended March 31,
	2019	2018
Net revenue	$2,717,423	$2,459,905
Cost of goods sold	1,251,495	1,177,019
Gross profit	1,465,928	1,282,886
Selling and marketing expense	901,009	621,457
General and administrative expense	1,390,192	685,410
Shipping and distribution expense	594,323	487,526
Interest expense	657,848	258,333
Change in fair value of Series A-2 warrant liability	2,349	285,130
Net loss	2,079,793	1,054,970

	Three months ended March 31,
	2019	2018
Net revenue	100%	100%
Cost of goods sold	46.1	47.8
Gross profit	53.9	52.2
Selling and marketing expense	33.2	25.3
General and administrative expense	51.2	27.9
Shipping and distribution expense	21.9	19.8
Interest expense	24.2	10.5
Change in fair value of Series A-2 warrant liability	0.09	11.6
Net loss	76.5	42.9

Net sales for the first quarter of 2019 were $2,717,423, an increase of 9.5% from net sales of $2,459,905 in the first quarter of 2018. Sales on HYLETE.com attributable to existing customers were approximately 59% for the first quarter of 2019 versus approximately 63.8% for the same time period in 2018. Net sales in 2018 included our introduction of the footwear category that had been being presold via HYLETE Project as early as June 2017. The first shoes were shipped in February 2018 accounting for a significant increase in that month’s revenues of approximately $100k.

Cost of sales for the first quarter was $1,251,495. Cost of sales as a percentage of net sales yielded a gross margin of 53.9% versus a gross margin of 52.2% in the same time period in 2018. We closely monitor average selling prices and manufacturing costs as they relate to other comparable product prices in the market and strive to achieve a gross margin greater than 50.0%.

Selling and marketing expenses were $901,009 for the first quarter of 2019 up from $621,457 in the same time period in 2018, which represented 33.2% and 25.3% of net sales, respectively. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. However, we anticipate that these expenses will increase substantially in the foreseeable future as we undertake increased marketing and sales efforts to drive an increase in the number of customers and brand awareness and open our initial and additional experiential retail stores/fulfillment centers.

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General and administrative expenses were $1,390,192 in the first quarter of this year compared to $685,410 in 2018. The increase in general and administrative expense were the result of higher payroll cost as we increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense. We expect general and administrative expenses to continue to rise both in total dollars and as a percentage of sale as we incur additional costs as a result of becoming a public reporting entity.

Shipping and distribution costs for the first quarter were $594,323, which represented 21.9% of net sales versus the first quarter of 2018 shipping and distribution costs of $487,526 that represented 19.8% of net sales. The increase in shipping expenses are directly related to our initiatives to improve customer expectations on cost and delivery times. As we open our initial and additional experiential retail stores/fulfillment centers we anticipate the percentage of shipping and distribution charges to less on a percentage of net sales basis, as we believe we can warehouse, pick, pack and ship more efficiently in the future.

Interest expense increased for the first quarter of 2019 to $657,848 versus $258,333 during the same period in 2018; as we increased our indebtedness. See “—Liquidity and Capital Resources” below.

As a result of the foregoing we incurred a net loss for the first quarter of 2019 of $2,079,793 versus a net loss in the same quarter of 2018 of $1,054,970. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

The FMV of Series A-2 Preferred Stock warrants for the three months ended March 31, 2019 was $3,263,609. We use the Black-Scholes Pricing Model to determine the fair price of the warrants.

Preferred dividends accrue at 12% per annum. Accrued dividends are amortized directly to additional paid-in capital. For the three months ended March 31, 2019, we recorded amortization of $141,129. No dividends have been declared or paid to date

During the three months ended March 31, 2019, we amortized discounts on preferred stock to additional paid- in capital of $14,184. Discounts are amortized using the straight-line method. The discounts were the results of fees paid in connection with the issuance of the preferred stock.

As of May 31 , 2019, we have issued $1.61 million of short-term promissory notes to be repaid with a portion of the proceeds of this offering; in connection with such borrowings, we issued 96,624 Class B Warrants at a per share exercise price of $0.005 to the lenders in an amount equal to 1% our total outstanding capital stock on a fully diluted basis for each $1.0 million loaned to us. Also, in conjunction with our senior credit facility we issued 72,034 Series A-2 Preferred Stock warrants at a per share exercise price of $0.071 to the lender during the first quarter of 2019. As a result of these loan transactions, we recorded a liability on our balance sheet as of March 31, 2019 of $3,263,609 representing an estimate of the number of shares to issued multiplied by the estimated fair market value of our Class A Common Stock.

Year ended December 31, 2018 Compared to year ended December 31, 2017

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Year ended December 31,
	2018	2017
Net revenue	$11,689,200	$8,773,025
Cost of goods sold	5,461,090	4,065,845
Gross profit	6,228,110	4,707,180
Selling and marketing expense	2,866,133	2,862,657
General and administrative expense	3,806,176	1,431,029
Shipping and distribution expense	2,182,554	1,236,572
Interest expense	1,365,426	836,844
Change in fair value of Series A-2 warrant liability	1,059,175	556,933
Net loss	5,051,354	3,232,973

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	Year ended December 31,
	2018	2017
Net revenue	100%	100%
Cost of goods sold	46.7	46.3
Gross profit	53.3	53.7
Selling and marketing expense	24.5	32.6
General and administrative expense	32.6	27.9
Shipping and distribution expense	18.7	14.1
Interest expense	11.7	9.5
Change in fair value of Series A-2 warrant liability	9.1	6.3
Net loss	43.2	36.9

Year ended December 31, 2018 Compared to Year ended December 31, 2017

Net sales for 2018 were $11,689,200, an increase of 33.2%, from net sales of $8,773,025 in 2017. The increase was due to both new customer growth (which represented 38% of the increase) and an increase in repeat purchase rates from existing customers on www.hylete.com (which represented approximately 26% of the increase).

We expanded our product offering in 2018, offering many new styles of men’s and women’s apparel, circuit cross training shoe and bags, and increased our advertising spending significantly, all of which helped fuel revenue growth. Strategic Relationships/Co-Branding represented our largest growth channel, increasing by 38.2% from sales of $540,185 in 2017 to $746,500 in 2018. The marketplace channel sales increased 36.2% from $409,494 in 2017 to $557,553 in 2018. The HYLETE.com channel continues to be the largest revenue channel, experiencing 32.7% growth from sales of $7,823,345 in 2017 to $10,385,108 in 2018.

Cost of sales for 2018 was $5,461,090, an increase of $1,395,245, or 34.3%, from cost of sales of $4,065,845 in 2017. Cost of sales as a percentage of net sales yielded a gross margin of 53.3% versus a gross margin of 53.7% in 2017.

Selling and marketing expenses grew to $2,866,133 in December 31, 2018 from $2,862,657 in 2017, an increase of 0.12% but decreased by 8.1% as a percentage of net sales. The decrease as a percentage of net sales was primarily due our ability to strategically manage our social media and strategic partner cost.

General and administrative expenses were $3,806,176 in 2018 compared to $2,447,146 in 2017. The increase in general and administrative expense were the result of higher payroll cost as we increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense.

Shipping and distribution costs in 2018 were $2,182,554, which represented 18.7% of net sales versus 2017 shipping and distribution costs of $1,236,572 that represented 14.1% of net sales. The increase in shipping expenses where due to our initiatives to increase revenue and improve customer delivery times by offering free shipping and changing shipping methods respectively.

Interest expense increased from $836,844 in 2017 to $1,365,426 in 2018 as we increased our indebtedness. See “—Liquidity and Capital Resources” below.

As a result of the foregoing we incurred a net loss of $5,051,354 in 2018, compared to a net loss of $3,232,973 in 2017.

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Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities and convertible notes. As of March 31, 2019, our cash on hand was $924,105. We believe that the proceeds of this offering, together with our cash and cash equivalent balances, cash generated from operations, and borrowings will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. Our cash from operations may be negatively impacted by a decrease in demand for our products as well as the other factors described in "Risk Factors".

Indebtedness

On August 19, 2015, we received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is the Chung Family Trust, whose trustee, Kevin Park, is a current member of our board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension and subordination to a senior lender, we paid an additional fee of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

On June 29, 2016, we entered into a senior credit agreement with a lender with principal due three years from the date of issuance and accrues interest at a rate equal to 12.5% per annum, compounded monthly. In July 2017, we amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In early 2018, the amounts borrowable under the senior credit agreement were increased to a total of $4,650,000. In February 2019 we increased the maximum available to be borrowed to $6,375,000 and increased the amount borrowed under the facility to $5,375,000. We pay the interest on a monthly basis and, thus, do not have any interest accrued as of December 31, 2018 and December 31, 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to our liquidity and requires a minimum cash balance of $250,000 to be maintained. In conjunction with borrowings under, and extensions to December 31, 2019 of maturity dates of borrowings under, our senior credit agreement, between June 2016 and March 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.071 per share and expire at the earlier of ten years after issuance or the effective date of this offering.

As of March 31, 2019, December 31, 2018, and December 31, 2017, we were in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of our assets and shareholder shares in which have been pledged as additional collateral.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the three months ending March 31, 2019 and 2018 and the years ended December 31, 2018 and December 31, 2017, we recorded debt discounts of approximately $60,000, $30,000, $30,000 and $26,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $562,000, $244,000, $244,000 and $205,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the three months ended March 31, 2019 and 2018, and the years ended December 31, 2018 and December 31, 2017, discounts of approximately $205,000, $116,000, $610,000 and $328,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. We are recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt.

On April 6, 2018 we received $100,000 under a promissory note (the “Promissory Note”) agreement, with a maturity date of April 5, 2020. The lender is Ron L. Wilson, II, our President and Chief Executive Officer. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which were recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note. As of March 31, 2019, a discount of $2,500 remained.

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On May 31, 2018 we received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The investor is Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, who is a current member of our board of directors; Mr. Caccavo has agreed to resign from our board of directors immediately prior to the effective date of this offering. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $20,000, which were recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note. As of March 31, 2019, a discount of $11,667 remained.

On June 26, 2018 we received $50,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 25, 2020. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note. As of March 31, 2019, a discount of $1,562 remained.

On June 27, 2018 we received $200,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which were recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note. As of March 31, 2019, a discount of $6,250 remained.

On May 18, 2018 we commenced an offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of 5,000 Class A bonds. The price per bond was $1,000 with a minimum investment of $5,000. Class A Bonds bear interest at 1% per month, or 12% per year. In connection with the bond offering, we paid fees of $66,745, which were recorded as a discount to the Bonds Payable. The discount is amortized using the straight-line method over the term of the Bond. As of December 31, 2018, a discount of $54,329 remained. The offering terminated on December 31, 2018; an aggregate of $946,000 of Class A Bonds were issued and remain outstanding.

In the fourth quarter of 2018 and the first two quarters of 2019 we issued an aggregate of $1,610,000 of promissory notes (the “IPO Notes”) with a maturity date of: (i) the closing of the this offering or any other type of direct prospectus or registered offering transaction that results in our company or our successor becoming “public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of ten percent (10.0%) per annum calculated on a three-hundred and sixty-five (365) day basis. We paid fees of $32,200, which was recorded as a discount to the IPO Notes. The discount is amortized using the straight-line method over the term of the IPO Notes. We issued an aggregate of 96,624 warrants for Class B Common Stock equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount.

The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. In addition, all of the Class B Warrants are presented as a liability on our balance sheet. As all of such warrants expire as of the effective date of this offering, each of the holders of such warrants have provided irrevocable written confirmation to us that all warrants held by each of them are to be exercised immediately prior to the effective date of the offering (such notice of exercise is to be without force and effect to the extent that the offering does not occur). Such irrevocable exercise of these warrants is known as the “Warrant Exercise”. As a result of the Warrant Exercise, $3,263,609 related to such outstanding warrants which is currently classified as a liability on our company’s balance sheet as of March 31, 2019 will be reclassified and added to stockholders’ equity on a pro forma basis.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide credit crisis will likely make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, including our vehicles. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

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Historical Cash Flows for the Three Months Ended March 31, 2019

Net Cash Used in Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, and the effect of changes in working capital and other activities.

In the three months ended March 31, 2019, net cash used in operating activities was $1.5 million and consisted of net loss of $2.0 million and non-cash items of $0.56 million. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of approximately $.4 million, vendor deposits of $.05 million, and accounts receivable of $.06 million

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our internal business growth and social media presence. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was approximately $291,000 in the three months ended March 31, 2019. This was primarily attributable to development of the next version of our HYLETE Daily Circuit app.

Net Cash Provided by Financing Activities

Financing activities consist primarily of borrowing and repayment of debt, proceeds from the issuance of bonds, common stock and preferred stock.

Net cash provided by financing activities was approximately $1.26 million in the three months ended March 31, 2019, which was attributable to proceeds from issuance of notes and bonds.

Historical Cash Flows for the Years ended December 31, 2018 and 2017

Net Cash Used in Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, and the effect of changes in working capital and other activities.

In the year ended December 31, 2018, net cash used in operating activities was $(4.4) million and consisted of net loss of $(5.0) million and non-cash items of $2.2 million. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of approximately $1.1 million, vendor deposits of $204,000, prepaid expenses of $171,000.

In the year ended December 31, 2017, net cash used in operating activities was $(1.8) million and consisted of net loss of $(3.2) million and non-cash items of $1.1 million. Net cash used in operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of $700,000, decrease in vendor deposits of $167,000 and offsets of increases in accrued expenses of $423,000 and accounts payable of $437,000.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our internal business growth and social media presence. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was approximately $155,000 in the year ended December 31, 2018. This was primarily attributable to capital expenditures relating to website development and hardware purchases for employees and general operations.

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Net cash used in investing activities was approximately $296,000 in 2017. This was attributable to capital expenditures relating to development our HYLETE daily circuit app, website development, and hardware purchases for employees and general operations.

Net Cash Provided by Financing Activities

Financing activities consist primarily of borrowing and repayment of debt, proceeds from the issuance of bonds, common stock and preferred stock.

Net cash provided by financing activities was approximately $5.4 million in the year ended December 31, 2018, which was attributable to proceeds from issuance of notes, bonds, common and preferred stock.

Net cash provided by financing activities was $1.6 million in 2017 which was attributable to proceeds from issuance of notes, and common stock.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of April 9, 2019, except for the lease of our corporate offices at 564 Stevens Ave, Solana Beach, CA 92075. The monthly lease rate is approximately $10,000 and the term is through March 31st, 2020.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies, to the financial statements for a description of recently issued accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition.  Revenue is comprised of direct to consumer net revenue through the Company’s website, marketplace sales and sales to wholesale accounts. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized upon shipment of product and when the title has been passed to customers, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

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Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. The liability for sales returns is recognized within current liabilities, and as asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

Contingencies. In the ordinary course of business, we are involved in legal proceedings regarding trademark matters, as well as contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the completion of this offering, we have had limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for this offering, we determined that we had a material weakness in our internal control over financial reporting as of December 31, 2018 relating to our financial reporting processes relating to the design and operation of our closing and financial reporting process.

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To address this weakness, have contracted with Adam Colton to become our Chief Financial Officer within fortu-five (45) days after the effective date of this offering. We expect that Mr. Colton will assist in the training of our senior and accounting personnel in the intricacies of being a public company. We also believe that our nominees to our board of directors have significant knowledge in reporting and financial controls as it relates to public companies. We plan on working with these nominees to perform an assessment (either internally or through a third party) of our existing accounting staff and capabilities. From the assessment, we will determine the staffing requirements and/or additional training required to ensure that we have appropriate public company reporting experience and identify any necessary accounting processes and/or procedures that need to be implemented.

Our failure to remediate the material weakness identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of shares of our common stock and we may be unable to maintain compliance with NYSE listing requirements.

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BUSINESS

We are engaged in the design, development, manufacturing and distribution of premium performance apparel and gear. We are a community-driven brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community.

Products and Product Design

Products

We offer a suite of product offerings consisting of premium performance apparel, footwear, and gear for men and women who live a fitness-based lifestyle, including items such as shorts, pants, tops and jackets designed for functional fitness and other athletic pursuits. We also produce gear that includes a growing bag and backpack line, socks and other accessories. We began shipping footwear in February 2018 with the introduction of our multi-insole cross-training shoe. We sell our products at multiple price levels and design our products with unique fabrics and/or innovative features which we believe differentiates our products from those of our competitors and doubles as gear for an active lifestyle.

We believe the clothes you wear for a workout can make a difference in how you feel during as well as after exercise. While your gym clothes should be ready for even the most strenuous of exercise regimens, what works at the gym or yoga studio now works in many casual office or entertainment settings, especially as items become more stylish. We believe our customers seek a combination of performance and style in their activewear. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the strength of our brand and community appeals to those who pursue an active, mindful, and balanced life.

Our goal is to be the definitive source of apparel, footwear and accessories for consumers that maintain a fitness-based lifestyle. We believe that our strategic mix of apparel, footwear and accessories allows us to strengthen the potential of our brand and affirms our credibility with our customers. We seek to identify fashion trends as they develop and to respond in a timely manner with a relevant product assortment. Each detail in our products are thoughtfully crafted design, whether they are fine-tuned for our consumer’s most intense training session or optimized for comfort outside of the gym. We strive to keep our merchandising mix fresh by continuously introducing new products or styles in response to the evolving desires of our customers.

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Product Design

We believe our customers seek a combination of performance and style in their activewear, choosing products that allow them to feel great during exercise and comfortable wearing this apparel in social settings thereafter. Our product team strives to identify consumer trends and needs, proactively seeking the input of our customers to achieve our product goals of function, style and versatility.

For example, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. We share items that we are developing with our community at www.hylete.com/project to solicit feedback and funding. Customers receive a discount on the proposed retail price of the item under development when they back a new product by paying the proposed discounted price. The initiative has helped us to gain insight into the most preferred colors, thereby enabling us to better manage our inventory.

Our design staff remains in tune with the culture of fitness, health and action sports, spending considerable time analyzing sales data, gathering feedback from our customers, shopping in key markets and soliciting input from our e-commerce vendors. The team is focused on identifying and interpreting the most current trends to help forecast the future design and product demands of our customers.

We seek to regularly upgrade and improve our products with the latest in innovative materials while broadening our product offerings. Our product team designs products with technically advanced fabrics, working closely with our suppliers to incorporate the latest in innovation and styling to our products. After the initial design is complete, we work with our suppliers to develop samples, and often cycle through multiple iterations of samples to ensure that the product is manufactured to specifications and meets our high-quality expectations. We partner with independent inspection, verification, and testing companies, who conduct a variety of tests on our fabrics, testing performance characteristics including pilling, shrinkage, abrasion resistance, and colorfastness. Once we have an acceptable sample, we place an order with the supplier and the final product is made available for sale.

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Sourcing, Manufacturing and Quality Assurance

The fabric and other raw materials used to manufacture our apparel products are sourced by from suppliers located primarily in the Asia Pacific region. Some of the specialty fabrics and other raw materials used in our apparel products are technically advanced products developed by third parties and may be available, in the short term, from a limited number of sources. We rely on a limited number of suppliers to provide fabrics for, and to produce, our products.

We do not own or operate any manufacturing facilities and rely solely on third party contract manufacturers operating primarily in China and the Asia Pacific region for the production of our products. All of our contract manufacturers are evaluated for quality systems, social compliance and financial strength by our internal teams prior to being selected and on an ongoing basis. Where appropriate, we strive to qualify multiple manufacturers for particular product types and fabrications. We also seek out vendors that can perform multiple manufacturing stages, such as procuring raw materials and providing finished products, which helps us to control our cost of goods sold.

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While we have developed long-standing relationships with a number of our suppliers and manufacturing sources and take great care to ensure that they share our commitment to quality and ethics, we do not have any long-term term contracts with these parties for the production and supply of our fabrics and products. We require that all of our manufacturers adhere to a vendor code of ethics regarding social and environmental sustainability practices. Our product quality and sustainability team partners with leading inspection and verification firms to closely monitor each supplier's compliance with applicable laws and our vendor code of ethics.

Currently, our products are shipped from our suppliers to an unaffiliated third-party logistics partner which currently handles all our warehousing, fulfillment, outbound shipping and returns processing. We intend to enhance our fulfillment functionality through the design, development and construction of a number of strategically located company-owned fulfillment centers which will include an experiential retail component. Initially, we plan to move to a new corporate headquarters based in Southern California that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail element. Subsequently, we expect to open an east coast-based, company-owned fulfillment meets experiential retail center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

Sales

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We initially focused on a “direct-to-consumer” model that we believe makes shopping more convenient for our core customers and more cost effective than investment and management of brick and mortar storefronts. However, we also recognize that today’s shoppers are seeking experiences and relationships when they shop, and they want the experience to be consistent across all touch points. With that in mind, we believe we have tremendous opportunities to implement innovative, customer-focused, contextual in-store service offerings.  Creating services that actually resonate with consumers is a critical component of ensuring that engagement and loyalty thrives beyond the first store interaction. Furthermore, we recognize that our e-commerce customers want faster shipments at a lower cost. This means inventory has to be located closer to the consumer in additional fulfillment centers. Our strategic response to these shifting consumer desires is to design, develop and construct a number of strategically located company-owned fulfillment centers which will include an experiential retail component.

E-commerce

We believe that our target customer regularly shops online through various digital channels and that our digital platform provides our customers a seamless shopping experience. Our website serves both as a sales channel and a marketing tool to our extended customer base. We often change the look of our website to highlight new product offerings and promotions and to encourage frequent visits. We utilize multiple tools to drive traffic online, including our catalog, search engine marketing, internet ad placement, shopping site partnerships, third-party affiliations, email marketing, digital marketing and direct mail.

We continue to update our e-commerce site to enhance its quality and functionality, including design and content upgrades, mobile and tablet applications, expanded presence on social media, and platform enhancements. To support our customer-centric focus, we also continuously evaluate and implement improvements to our technological platforms, which affect merchandising, planning, allocation, order management, and customer relationship management. These improvements allow us to more effectively engage the customer, remain flexible and scalable to support growth, provide integrated service, and have information for real-time decision making.

Proposed Experiential Retail/Fulfillment Locations

We plan to use a portion of the proceeds of this offering to design, develop and build a number of strategically located company-owned fulfillment centers which will include an experiential retail component. We intend to locate these company operated “fulfillment meets experiential retail” locations such that they maximize our customer engagement, increase delivery service levels, and reduce overall fulfillment costs. We expect that these locations will offer a full line of HYLETE product offerings in a fitness-themed setting, offering customers the ability to work out and experience other fitness related activities, all designed to make trying on sports gear a more active and involved process. We believe that opening these experiential retail stores which act as mini-fulfillment centers will create personalized experiences that will draw customers into stores and keep them coming back as well as providing a more cost-effective way to expand our fulfillment capabilities. We believe that combining experiential retail locations as fulfillment centers/warehouses will provide us with flexibility in delivering shopping experiences for consumers, including serving as a fulfillment point for e-commerce and mobile transactions (e.g. buy online/pick up in-store). That capacity will provide not only for easier pick-up options, but faster time-to-consumer—especially for the consumer who wants to buy online and have product in their hands within minutes or hours, versus days.

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Initially, we plan to move to a new corporate headquarters based in Southern California that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail element. Subsequently, we expect to open an east coast-based, company-owned fulfillment meets experiential retail center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

Inventory Management

Inventory management is important to the financial condition and operating results of our business. We manage our inventory levels based on existing orders, anticipated sales and the rapid-delivery requirements of our customers. Our inventory strategy is focused on continuing to meet consumer demand while improving our inventory efficiency over the long term by putting systems and processes in place to improve our inventory management. These systems and processes are designed to improve our forecasting and supply planning capabilities. In addition to systems and processes, key areas of focus that we believe will enhance inventory performance are added discipline around the purchasing of raw materials, production lead time reduction, and better planning and execution in selling of excess inventory.

Our practice, and the general practice in the apparel, footwear and accessory industries, is to offer retail customers the right to return defective or improperly shipped merchandise. As it relates to new product introductions, which can often require large initial launch shipments, we commence production before receiving orders for those products from time to time. This can affect our inventory levels as we build pre-launch quantities.

Marketing

We believe marketing is a critical element in maximizing our brand value to our consumers. Our in-house marketing department conceives and produces omni-channel marketing initiatives aimed to increase brand awareness, positive perception and drive-engagement and conversion. Our marketing approach is designed to create an authentic connection with our customers by consistently generating excitement for our brand and the connected, active lifestyle we represent. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform, comprised of the following:

•	Social Media. We believe our core customers rely heavily on the opinions of their peers, often expressed through social media. Therefore, we use our website blog, as well as Facebook, Instagram, Twitter and Snapchat posts, as a viral marketing platform to communicate directly with our customers while also allowing customers to interact with one another and provide feedback on our products.

•	HYLETE Daily Circuit App. Our HYLETE Daily Circuit mobile application provides a dual function. First, it provides users with a faster and more convenient way to shop – high quality photos of HYLETE products are prominently displayed and users can store preferences and purchase information to assist with checkout. Second, the app features daily circuit training programs which combine endurance, strength, and cardio circuits while minimizing the time commitment required. The app also features a variety of custom-built workouts and fitness routine planning and tracking tools to allow users to achieve their personal performance goals.

•	Loyalty Program. Our customer loyalty program is designed to interact with our customers in a direct and targeted manner, and to provide insight into their shopping behaviors and preferences. Customers earn reward points that can be used to purchase products.

•	Email Marketing. We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions on select merchandise, as well as to introduce new product offerings.

•	Community Outreach. The HYLETE charity support program champions charities that share the same core beliefs of the HYLETE community. These consist of:

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✓	GRACEDBYGRIT Foundation: The GRACEDBYGRIT foundation educates and empowers all girls and young women to discover and develop their grit. Through workshops and live events, girls gain tools to redefine the way they view failure, confront challenges with confidence, and deepen their self-awareness. 1% of all our women’s product line sales benefit this foundation.

✓	Charity Tee Sales: We donate fifty percent (50%) of the revenue generated from sales of charity apparel on HYLETE.com to the participating charities:

o	O.U.R. Rescue: An estimated two million children are living as slaves in the world today. O.U.R. undercover teams of former Special Operations personnel go into the darkest corners of the world to help liberate these children.

o	Team Rubicon: Team Rubicon unites the skills and experiences of military veterans with first responders to rapidly deploy response teams to emergencies around the world.

o	Scratch My Belly: Scratch My Belly is a non-profit organization dedicated to saving animals from high kill shelters. They work to rehabilitate and re-home animals in need.

o	31Heroes Project: 31Heroes is a group of former and current military and military spouses who support the families of fallen military heroes, as well as active duty families by raising money and awareness through social and athletic events to fund the treatment of individuals suffering from TBI/PTSD.

•	The HYLETE Community. We utilize a community-based approach to building awareness of our brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just athletes to those who pursue an active, mindful, and balanced life.

Competition

We compete with other major activewear and athletic apparel brands such as Nike, Reebok, Adidas, and Lululemon. Since we sell our products almost exclusively on www.hylete.com, we have no retail channel conflict and are able to offer our customers high quality apparel for lower prices than many of our competing brands. Our value proposition, combined with our strong brand appeal and community-based marketing approach, are our primary competitive advantages over the large, multichannel athletic brands.

Government Regulation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Seasonality

Our business is affected by the general seasonal trends common to the retail apparel industry. Our annual net revenue is weighted more heavily toward our fourth fiscal quarter, reflecting our historical strength in sales during the holiday season, while our operating expenses are more equally distributed throughout the year.

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Intellectual Property

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold a patent on our waist tightening system and have one patent for our drawstring closure assembly. We have one other patent application pending. We have submitted a trademark application for our current HYLETE icon. We still have some legacy products that carry the original logo, which we continue to sell.

Properties

Our 4,300 square foot facility in Solana Beach, California serves as our headquarters. The monthly lease rate is approximately $10,000 and the term is through March 31, 2020.

Employees

As of March 31, 2019, we had 26 employees, all of which were full-time employees. We believe our relationship with our employees is good. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relationship with our employees is strong.

Legal Proceedings

In response to the opposition to our application to register our original icon logo bearing Serial No. 85837045 (the “Logo”), the Trademark Trial and Appeal Board (“TTAB”) determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office (“USPTO”) should reject registration of the Logo. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which the Federal Circuit ruled was properly before that court and not in district court after our filing of a motion for reconsideration. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. We anticipate a ruling on this matter before the conclusion of 2019.

The opposing party, Hybrid Athletics, LLC (“HA”), has also filed a civil action in the U.S. District Court for the District of Connecticut, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment. A motion to dismiss the action as to certain individual defendants on the grounds that the statute of limitations has lapsed, or, in the alternative, to transfer venue to the Federal District Court in California, remains pending.

On May 10, 2019, we also filed a motion for leave to file an amended answer and cross-complaint, which will seek declaratory judgment of our ownership in our trademarks, and our non-infringement of the HA marks at issue, as well as cancellation of HA’s marks on various grounds, false advertising, commercial disparagement and defamation, violation of the Connecticut Unfair Trade Practices Act, and tortious interference with business expectancies. This cross-complaint, in part, incorporates the arguments made in our petition for cancellation of HA’s registered word mark in International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018 but has been suspended pending resolution of the U.S. District Court matter.

Our motion to dismiss and motion for leave have yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue through early 2020; unless the case is resolved through motions or settlement prior to such time. However, the majority of discovery relevant to the claims and defenses already at issue has been completed. As such, management estimates the potential loss, once the strength of our counterclaims is measured against the weakness in HA’s original claims, would not be material to our continued operations.

We carry insurance to cover such litigation costs to defend ourselves from suits of this nature. We tendered the U.S. District Court claims to our carrier within days of its commencement of the original proceeding. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith.

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Management

Directors, Executive Officers and Key Personnel

Each of our directors holds office until the next annual meeting of our stockholders or until his successor has been elected and qualified, or until his death, resignation, or removal. Our executive officers are appointed by our board of directors and hold office until their death, resignation, or removal from office.

Our current board of directors consists of Ronald L. Wilson, II, Matthew Paulson, James Caccavo, Kevin Park and Darren Yager. Immediately prior to the effective date of this offering, each of Messrs. Caccavo, Park and Yager will resign from our board and those director nominees referenced below will become directors of our company. Adam Colton will be appointed our Chief Financial Officer in connection with this offering and assume such position on the effective date of this offering.

Name	Position Held with Our Company	Age

Executive Officers and Directors:
Ron L. Wilson, II	President, Chief Executive Officer, Chairman of the Board and Interim Chief Financial Officer	50
Matthew Paulson	Vice President, Business Development and Director	41

Executive Officer Nominee
Adam Colton	Chief Financial Officer Nominee	52
Key Personnel:
Pete Dirksing	Vice President, Product	39
Jamie Wardlow	Vice President, Marketing	38
Kate Nowlan	Vice President, HYLETE Experience	40
Scott Kennerly	Vice President, Technology and Operations	46

Director Nominees:
Suzanne Price	Director Nominee	41
Tracy Tuens	Director Nominee	52
Michael Buckley	Director Nominee	55
Kelly Anderson	Director Nominee	51

Business Experience

The following is a brief overview of the education and business experience of each of our directors, executive officers, executive officer nominee, key personnel and director nominees during at least the past five years, including their principal occupations or employment during the period, the name and principal business of the organization by which they were employed, and certain of their other directorships:

Executive Officers and Directors

Ron L. Wilson, II has been our President, Chief Executive Officer and Chairman of the Board since our company’s founding in 2012 and became Interim Chief Financial Officer in April 2019. Ron was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine’s 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association “Top 25 Leaders in Sporting Goods”. He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School, University of Pennsylvania. Ron’s experience in the apparel industry qualifies him to serve on our board of directors.

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Matthew Paulson has been our Vice President, Business Development since our company’s founding in 2012. Earlier in his career, he also co-founded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

Executive Officer Nominee

Adam Colton has agreed to become our Chief Financial Officer within forty-five (45) days of the effective date of this offering. Adam started his career with PricewaterhouseCoopers and has over 15 years of experience serving as a Chief Financial Officer, mostly with the consumer products space. Since April 2017, Adam has been the Chief Financial Officer of National Cardiac, Inc. From March 2016 to December 2016 he was the Chief Operating Officer and Chief Financial Officer of Lamkin Corporation, serving as its Vice President of Finance from May 2010 to February 2016. Adam was also a co-founder of Mad Dog Multimedia, Inc. which grew to over$40 million in sales. He holds a BS in Accounting from Binghamton University School of Management and an MBA from The Wharton School, University of Pennsylvania.

Key Personnel

Pete Dirksing has been our Vice President, Product since March 2014. Prior to joining our company, from 2012 to 2014 Pete was the Director of Product at X-1 Audio and held the same positions prior to that at Jaco Clothing. Pete holds a BA from the University of California, San Diego.

Jamie Wardlow has been our Vice President, Marketing since April 2013. Jamie is the former E-Commerce Manager at Nixon Watches and Jaco Clothing. Jamie holds a BS in Marketing from San Diego State University.

Kate Nowlan has been our Vice President, HYLETE Experience since June 2018. Kate was the Co-Founder of GRACEDBYGRIT. She was a finalist for 2016 San Diego Woman of the Year, and Finalist for 2018 Top Business Leaders Under 40 for the San Diego Business Journal. Kate received a BA in Sociology and Psychology from the University of Massachusetts, Amherst.

Scott Kennerly has been our Vice President, Technology and Operations since October 2014. Prior to joining our company, from 2009 to 2014, Scott was the Director of Technology and E-Commerce at X-1 Audio, specializing in full-cycle e-commerce integration and business automation.

Director Nominees

Suzanne Price will become a Director on the effective date of this offering. Suzanne is the CEO of Sprout San Francisco, which she founded in 2009. Prior to founding Sprout SF, she was a Senior Equity Research Analyst for the Green Living Consumer Sector of Think Equity Partners, LLC from 2006 to 2009. Suzanne is a Member on the Breast Cancer Prevention Partners Board, as well as the Cancer Free Economy Network. Suzanne holds a BA of Philosophy from Northwestern University, as well as an MBA in Finance from the Columbia Business School at Columbia University. Suzanne’s experience with the retail and consumer sector qualifies her to serve on our board of directors.

Tracy Tuens will become a Director on the effective date of this offering. Tracy has been the Managing Director at Boston Private Financial Holdings since 2018. Tracy was the Managing Director at Ascent Private Capital Management from 2015 to 2018. From 2010 to 2015, Tracy served as the Senior Director at BNY Mellon Family Office and Charitable Solutions, and previously, was the Senior Vice President of Family Wealth Advisor of Abbot Downing, a Wells Fargo Business. Tracy sits on the board of the BizWorld Foundation, Game Theory Academy, and the San Domenico School. Tracy holds a BA in International Political Economy from University of California, Berkeley, and brings 20 plus years of leadership experience in the financial services industry. Tracy’s experience in the financial planning industry qualifies her to serve on our board of directors.

Michael Buckley will become a Director on the effective date of this offering.  Michael brings over 30 years of apparel and accessory industry experience, both domestically and internationally, to the board.  Michael served as the CEO of Differential Brands Group from 2016 to 2018, a platform focusing on branded operating companies in the premium apparel, footwear, and accessories business, managing three publicly-traded premium brands. From 2011 to 2016 Michael was CEO of Robert Graham and previously served as the President of True Religion Brand Jeans, the President and CEO of Ben Sherman Group North America, and the Vice President of Diesel Jeans USA. Michael holds a BS in Business Administration from the State University of New York at Oswego and is also a Certified Public Accountant (CPA). Michael’s experience in the apparel sector as an executive officer qualifies him to serve on our board of directors.

Kelly Anderson will become a Director on the effective date of this offering. Kelly has been the Partner at CSuite Financials since 2015 and the Managing Partner since October 2018. From 2014 to 2015, Kelly was the CFO at Mavenlink. Prior to 2014, Kelly has been the CFO and Treasurer at Ener-Core, Inc., the Chief Accounting Officer at Fisker Automotive, and the President and CFO at T3 Motion, Inc. Kelly sits on the Board of Tomi Environmental Solutions and Concierge Technologies, Inc. is the Chairman of the Advisory Board of the Santa Ana YMCA, and a Board Member of the YMCA Orange County. Kelly holds a BA in Business Administration from California State University, Fullerton, and is a licensed Certified Public Accountant (CPA) in California. Kelly’s extensive experience in public company finance, and extensive acquisition accounting experience qualifies her to serve on our board of directors.

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Committees of our board of directors

Our board of directors has established an audit committee, a compensation and talent committee, a nominating and corporate governance committee and a product development committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE and SEC rules and regulations, if applicable. Upon our listing on NYSE, each committee’s charter will be available on our website at www.hylete.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Kelly Anderson, Tracy Tuens, and Michael Buckley will serve on the audit committee, which will be chaired by Kelly Anderson. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Kelly Anderson as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

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Compensation committee

Kelly Anderson, Tracy Tuens, and Michael Buckley will serve on the compensation committee, or compensation committee, which will be chaired by Michael Buckley. Our board of directors has determined that each member of the compensation and talent committee is “independent” as defined in the applicable NYSE rules. The compensation and talent committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors; and

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement.

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

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Nominating and corporate governance committee

Kelly Anderson, Tracy Tuens, and Michael Buckley will serve on the nominating and corporate governance committee, which will be chaired by Tracy Tuens. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable NYSE rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors’ criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and recommending to the board of directors’ appropriate corporate governance guidelines; and

•	overseeing the evaluation of our board of directors.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.hylete.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

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Executive Compensation

Compensation of Named Executive Officers

The summary compensation table below shows certain compensation information for services rendered in all capacities for the years ended December 31, 2017 and 2018. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Fiscal Year	Salary	Bonus	All Other Compensation		Total

Ron L. Wilson, II	2017	$195,000	$–	$70,176	(1)	$265,176
President and Chief Executive Officer (1)(2)	2018	$195,000	$–	$76,356	(1)	$271,356

Matthew Paulson	2017	$121,800	$–	$14,929		$136,729
Vice-President, Business Development	2018	$127,641	$–	$16,096		$143,738

__________________________

(1)	$48,750 in compensation was deferred until such time as Mr. Wilson is no longer employed by our company or payment is agreed upon by our board of directors.
(2)	Mr. Wilson became Interim Chief Financial Officer in April 2019.

Outstanding Equity Awards at December 31, 2018

The following table provides information with respect to option awards held by the named executive officers as of March 31, 2019.

	OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ron L. Wilson., II	25,060		$0.09	10/12/2026
Matthew Paulson	18,900		$0.09	10,12/2026

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Employment Agreements

We have employment agreements with each of Ron L. Wilson, II, our President and Chief Executive Officer, and Matthew Paulson, our Vice President, Business Development. Mr. Wilson is paid an annual base salary of $195,000 and is eligible to receive an annual bonus of up to fifty percent of his annual salary based on achievement of goals and objectives established by us. Mr. Paulson is paid an annual base salary of $130,000 and is eligible to receive an annual bonus of up to thirty percent of his annual base salary based on achievement of goals and objectives established by us. In the event either is terminated by us without cause or by said executive for good reason, we will pay the executive, in accordance with our regular payroll practice following the date of termination, the executive’s annual base salary until the earlier of (i) twelve months after the date of termination,(ii) the date upon which said executive obtains alternate full-time employment, or (iii) the date on which said executive violates any of the provisions of its respective employment agreement.

We intend to enter into an employment agreement with Adam Colton,who has agreed to become our Chief Financial Officer within forty-five (45) days of the effective date of this offering. Mr. Colton will be paid an annual base salary of $200,000 and is eligible to receive an annual bonus of up to twenty-five percent of his annual base salary based on achievement of goals and objectives established by us. In the event Mr. Colton is terminated by us without cause or by said executive for good reason, we will pay him in accordance with our regular payroll practice following the date of termination, his annual base salary until the earlier of (i) six months after the date of termination, (ii) the date upon which said executive obtains alternate full-time employment, or (iii) the date on which said executive violates any of the provisions of its respective employment agreement.

Other than the aforementioned employment contracts, we currently do not maintain any employment, severance or change in control agreements with our named executive officers.

Compensation of Directors

No obligations with respect to compensation for non-employee directors have been accrued or paid for any periods presented in this prospectus.

Going forward, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our board of directors also believes that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of these directors with our stockholders. Further to the foregoing, on the effective date of the offering, the compensation and vesting for non-employee directors will be as follows.

Cash. Company shall pay each director an annual fee at the rate of seven-thousand five hundred dollars ($7,500), which shall be paid in twelve (12) equal installments.

Stock. Company will grant all directors restricted stock units (RSU’s) of seventy-five thousand dollars ($75,000) at the initial public offering price of the shares of Class A Common Stock. In addition, the Chairs of each of the Nomination and Governance Committee and of the Compensation Committee will each receive an additional ten thousand dollars ($10,000) in RSU’s at the initial public offering price and the Chair of the Audit Committee will receive an additional fifteen thousand dollars ($15,000) in RSU’s at the Initial Public Offering price.

Vesting. RSU’s cliff vest at one (1) year after issuance.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

2015 Equity Incentive Plan

We have adopted the 2015 HYLETE Equity Incentive Plan (the “2015 Incentive Plan”). An aggregate of 1,000,000 shares of our Class A Common Stock is reserved for issuance and available for awards under the 2015 Incentive Plan, including incentive stock options granted under the 2015 Incentive Plan. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. As of March 31, 2019, options representing 324,034 shares have been made under the 2015 Incentive Plan.

The 2015 Incentive Plan is administered by a committee of the board of directors currently composed of Ron L. Wilson and Matthew Paulson. The 2015 Incentive Plan administrator has the authority to determine, within the limits of the express provisions of the 2015 Incentive Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The board of directors may at any time amend or terminate the 2015 Incentive Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the 2015 Incentive Plan without the consent of the recipient. No awards may be made under the 2015 Incentive Plan after the day before the tenth anniversary of its effective date.

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Awards under the 2015 Incentive Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of Class A Common Stock, restricted stock Units, other stock-based awards and cash-based incentive awards.

Stock Options. The Plan administrator may grant to a participant options to purchase our Class A Common Stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the 2015 Incentive Plan administrator. The exercise price for stock options will be determined by the 2015 Incentive Plan administrator in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of our company’s Class A Common Stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of Class A Common Stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the 2015 Incentive Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the 2015 Incentive Plan administrator’s discretion, payment for shares of Class A Common Stock on the exercise of stock options may be made in cash, shares of our Class A Common Stock held by the participant or in any other form of consideration acceptable to the 2015 Incentive Plan administrator (including one or more forms of “cashless” or “net” exercise).

Stock Appreciation Rights. The 2015 Incentive Plan administrator may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of Class A Common Stock on the exercise date over the SAR exercise price, times (ii) the number of shares of Class A Common Stock with respect to which the SAR is exercised. The exercise price for a SAR will be determined by the 2015 Incentive Plan administrator in its discretion; provided, however, that in no event shall the exercise price be less than the fair market value of our Class A Common Stock on the date of grant.

Restricted Units. The 2015 Incentive Plan administrator may award to a participant Units representing the right to receive shares of Class A Common Stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted Units”). The terms and conditions of restricted share and restricted Unit awards are determined by the 2015 Incentive Plan administrator.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans information as of March 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)(1)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance (excluding securities in col. (a)) (c)
Equity compensation plans approved by stockholders	324,034	2.90	675,966
Equity compensation plans not approved by stockholders	–	–	–
Total	324,034	2.90	675,966

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Limitation on Liability and Indemnification Matters

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of a director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our Bylaws, we are also empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our Certificate of Incorporation and Bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these Certificate of Incorporation and Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at May 31, 2019 after giving effect to (i) the Warrant Exercise and (ii) the Reorganization, and as adjusted to reflect the sale of Class A Common Stock offered by us in this offering, for:

•	Each person who we know beneficially owns more than five percent of our common stock.

•	Each of our directors and director nominees.

•	Each of our named executive officers.

•	All of our directors, director nominees and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o HYLETE, Inc., 564 Stevens Avenue, Solana Beach, California 92075.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 4,010,655 shares of Class A Common Stock and 1,364,000 shares of Class C Common Stock outstanding at May 31, 2019, after giving effect to (i) the Warrant Exercise and (ii) the Reorganization. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 22, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

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	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Class A Common Stock		Class C Common Stock		% Total Voting	Class A Common Stock		Class C Common Stock		% Total Voting
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares	%	Shares	%	Power(1)
Named Executive Officers and Directors
Ron L. Wilson, II (2)	25,060	*	773,960	56.7	43.9	25,060	*	773,960	56.7
Matthew Paulson (3)	18,900	*	590,940	43.3	33.5	18,900	*	590,940	43.3
Kevin Park (4)(5)	299,640	7.3	–	–	1.7	299,640	*	–	–
Darren Yager (5)(6)	11,073	*	–	–	*	11,073	*	–	–
James Caccavo (5)(7)	852,514	20.6	–	–	4.8	852,514		–	–
Executive Officer Nominee
Adam Colton	–	–	–	–	–	–	–	–	–	–
Director Nominees
Kelly Anderson (5)(8)	–	–	–	–	–		*	–	–	*
Michael Buckley (5)(8)	–	–	–	–	–		*	–	–	*
Suzanne Price (5)(8)	–	–	–	–	–		*	–	–	*
Tracy Tuens (5)(8)	–	–	–	–	–		*	–	–	*
All named executive officers and directors, executive officer nominee and director as a group(2)(3)(4)(5)(6)(7) (10 persons)	1,207,187	28.0	1,364,000	100.0	84.3	1,207,187		1,364,900	100.0	*
5% Security Holders
Entities affiliated with Black Oak Capital Partners (9)	416,549	9.4	–	–	2.4	416,549	–	–	–	*
Entities affiliated with CircleUp (10)	323,260	8.0	–	–	1.8	323,260	–	–	–	*

____________________

(1) Percentage total voting power represents voting power with respect to all shares of our Class A Common Stock and Class C Common Stock, as a single class. Each holder of Class C Common Stock shall be entitled to ten votes per share of Class C Common Stock and each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock on all matters submitted to our stockholders for a vote. The Class A Common Stock and Class C Common Stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class C Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(2) Includes 25,060 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2019.

(3) Includes 18,900 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2019.

(4) Includes 182,000 shares held by and 48,720 shares issuable upon exercise of outstanding warrants held by Bypass Trust Share of the Chung Family Trust, dated September 11, 2002, Seung J. Chung, Trustee. Mr. Park disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein. Also includes 68,920 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 31, 2019.

(5) Our current board of directors consists of Ron L. Wilson, II, Matthew Paulson, James Caccavo, Kevin Park and Darren Yager. Immediately prior to the effective date of this offering, each of Mssrs. Caccavo, Park and Yager will resign from our board and Mss. Anderson, Price and Tuens and Mr. Buckley, our director nominees, will become directors of our company.

(6) Includes 5,000 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2019.

(7) Includes (i) 43,300 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 31, 2019, (ii) 157,975 shares held by GRACEDBYGRIT, Inc., (iii) 737,814 shares held by and 71,400 shares issuable upon exercise of outstanding warrants held by Steelpoint Co-investment Fund, LLC, both of which are controlled by Mr. Caccavo.

(8) On the effective date of the offering, each of our director nominees will be granted $75,000 of Class A Common Stock (RSU's). The number of share issuable reflects at the assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The RSUs will cliff vest one year from the date of issuance.

(9) Represents shares held by Black Oak-HYLETE-Senior Debt, LLC and BOCM3, LLC which are under the control of Greg Seare, the Chief Executive Officer of each entity.

(10) Represents 293,000 shares and 29,960 shares issuable upon exercise of outstanding warrants held by CircleUp Growth Capital Fund I, L.P. and FundMe Securities, LLC which are under the control of Ryan Caldbeck, the Chief Executive Officer of each entity.

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Certain Relationships and Related Party Transactions

Related Party Loans

On August 19, 2015, we issued a $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is the Chung Family Trust. Kevin Park, a director, is the trustee of the Chung Family Trust. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month in connection with the extension and subordination to a senior lender. In connection with this extension and subordination, we paid an additional fee of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

In conjunction with borrowings under, and extensions of maturity dates of borrowings under, our senior credit agreement, between June 2016 and March 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.071 per share and expire at the earlier of ten years after issuance or the effective date of this offering. After giving effect to the Reorganization and the Warrant Exercise, entities affiliated with Black Oak Capital Partners own approximately 9.4% of our outstanding Class A Common Stock as of May 31, 2019. The maximum principal owed during the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017 was $5,375,000, $4,275,000, and $3,675,000, respectively. The total interest paid for the three aforementioned periods was $146,350, $518,717, and $408,286, respectively.

On April 6, 2018 we issued a $100,000 promissory note, with a maturity date of April 5, 2020 payable to Ron L. Wilson II, our President and Chief Executive Officer. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which was recorded as a discount to the Promissory Note.

On May 31, 2018 we issued a $400,000 promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020 payable to Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, who is a current member of our board of directors. Interest under the May 2018 Promissory Note accrues and is payable monthly at a monthly rate of 1.5%. We paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note.

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions. GRACEDBYGRIT, Inc. is controlled by Mr. Caccavo who has beneficial interest in this transaction was approximately $708,715.

During the 4th quarter of 2018 and the two quarters of 2019, the Company issued $1,610,000 of promissory notes (the “IPO Notes”), of which $600,000 were issued to related parties which included $500,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Darren Yager. The proceeds will be used for operations and costs related to the Company’s proposed registration statement. The IPO Notes have a maturity date of the earlier of: (i) the closing of an initial public offering of the Company’s equity securities or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of ten percent (10.0%) per annum. The Company paid fees of $32,200, which was recorded as a discount to the IPO Notes.

Director and Officer Indemnification and Insurance

In addition to the employment agreements and other arrangements which are described under the section entitled “Executive Compensation- Employment Agreements” we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by the laws of the State of Delaware, including Delaware Corporation law (the “DGCL”), including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. We also intend to purchase a policy of directors’ and officers’ liability insurance that will insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see the section entitled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

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Description of Capital Stock

General

The following is a summary of the rights of our Class A Common Stock, Class C Common Stock, and preferred stock after giving effect to (i) the Warrant Exercise and (ii) the Reorganization and does not purport to be complete. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws which be effective immediately prior to the effective date of this offering are summaries and are qualified by reference to the forms of our amended and restated certificate of incorporation and amended and restated bylaws filed with the SEC as exhibits to this registration statement, of which this prospectus forms a part, and by the applicable provisions of the DGCL.

The Reorganization and the Warrant Exercise

The Reorganization

We currently have authorized and outstanding two classes of common stock - Series A Common Stock, which has standard one-for-one voting rights, and Series B Common Stock which contain no voting rights, and three series of preferred stock - Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock.

Immediately prior to the effective date of this offering we will effect a reorganization (the “Reorganization”) pursuant to which we will amend and restate our certificate of incorporation to (i) effect the authorization of Class C Common Stock which will be identical in all respects to our currently outstanding Class A Common Stock, but are be entitled to 10 votes per share and are convertible at any time on a one-for-one basis into shares of Class A Common Stock, (ii) reclassify all of the outstanding shares of Class A Common Stock issued and owned by Ron L. Wilson, II, our President and Chief Executive Officer, and Matthew Paulson, our Vice President of Business (Messrs. Wilson and Paulson are referred to collectively as the “Founders”) into Class C Common Stock, (iii) convert all outstanding shares of our preferred stock and all outstanding shares of our Class B Common Stock into shares of Class A Common Stock and (iv) effect a reverse stock split (assuming an expected aggregate of shares of 4,010,655 Class A Common Stock and 1,364,000 shares of Class C Common Stock to be outstanding immediately prior to this offering, the currently anticipated reverse stock split will be 1-for-5).

In connection with the Reorganization (assuming an expected aggregate of 4,010,655 shares of Class A Common Stock and 1,364,000 shares of Class C Common Stock to be outstanding immediately prior to this offering), all issued and outstanding shares of our Series A Preferred, Series A-1 Preferred and Series A-2 Preferred will convert into 342,440, 1,194,060 and 1,376,250 shares of our Series A Common Stock, respectively (based on their respective conversion prices in our current certificate of incorporation and after giving effect to the Warrant Exercise referenced below) and outstanding shares of Class B Common Stock will convert on a one-for-one basis into 877,813 shares (after giving effect to the Warrant Exercise referenced below) of our Class A Common Stock. All shares of Class A Common Stock held by the Founders will be reclassified into an aggregate of 1,364,000 shares of Class C Common Stock. As a result of the conversion, we will no longer have any outstanding shares of Series A Preferred, Series A-1 Preferred, Series A-2 Preferred or Class B Common Stock.

As a result of the Reorganization, our authorized capital stock under our Amended and Restated Certificate of Incorporation will consist of 100,000,000 shares, each with a par value of $0.001 per share, of which provides for (i) 80,000,000 shares designated as Class A Common Stock, which has one vote per share, (2) 10,000,000 shares designated as Class C Common Stock, which has 10 votes per share, and (iii) 10,000,000 shares designated as preferred stock. At March 31, 2019, after giving effect to (i) the Warrant Exercise and (ii) the Reorganization, there were 4,010,655 shares of Class A Common Stock issued and outstanding, 1,364,000 shares of Class C Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.

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The Warrant Exercise

In conjunction with borrowings under, and extensions of maturity dates of borrowings under, our senior credit agreement, between June 2016 and May 22, 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to the lender. The warrants have an exercise price of $0.07 per share and expire at the earlier of ten years after issuance or the effective date of this offering.

In connection with the issuance of promissory notes, between December 2018 and May 28, 2019 we issued an aggregate of 96,624 Class B Common Stock warrants (the total number of warrants so issued represented 1% of fully diluted equity ownership of our company for each $1,000,000 of notes so issued). The warrants have an exercise price of $0.005 per share and expire at the earlier of ten years after issuance or the effective date of this offering.

As all of such warrants expire as of the effective date of this offering, each of the holders of such warrants have provided irrevocable written confirmation to us that all warrants held by each of them are to be exercised immediately prior to the effective date of the offering (such notice of exercise is to be without force and effect to the extent that the offering does not occur). Such irrevocable exercise of these warrants is known as the “Warrant Exercise”.

Common Stock

Voting Rights

Holders of shares of Class A Common Stock and Class C Common Stock have identical rights, except that holders of shares of Class A Common Stock are entitled to one vote per share and holders of shares of Class C Common Stock are entitled to 10 votes per share. Holders of shares of Class A Common Stock and Class C Common Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law.

All outstanding shares of Class C Common Stock will convert automatically into shares of Class A Common Stock upon the date that is the earliest of (1) the date specified by a vote of the holders of not less than a majority of the outstanding shares of Class C Common Stock, (2) five years from the effective date of this offering, and (3) the date that the total number of shares of Class C Common Stock outstanding cease to represent at least 10% of all outstanding shares of our common stock.

The DGCL could require the holders of any of the shares of Class A Common Stock and Class C Common Stock to vote separately as a single class in the following circumstances:

•	If we amended our amended and restated certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

•	If we amended our amended and restated certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

As permitted by the DGCL and as set forth in our amended and restated certificate of Incorporation, the holders of shares of Class A Common Stock and Class C Common Stock do not have the right to vote separately as a single class if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized shares of Class A Common Stock and Class C Common Stock be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of Class A Common Stock and Class C Common Stock, voting together as a single class.

We have not provided for cumulative voting for the election of directors.

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Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of Class A Common Stock and Class C Common Stock will be entitled to share equally, on a per share basis, in any dividends that our board of directors may determine to issue from time to time. In the event that a dividend is paid in the form of shares of Class A Common Stock or Class C Common Stock, or rights to acquire shares of Class A Common Stock or Class C Common Stock, (i) the holders of shares of Class A Common Stock shall receive Class A Common Stock, or rights to acquire shares of Class A Common Stock, as the case may be and (ii) the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock, or rights to acquire shares of Class C Common Stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of shares of Class A Common Stock and Class C Common Stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Shares of Class A Common Stock are not convertible into any other shares of our capital stock.

Each share of Class C Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock upon written notice to our transfer agent. In addition, each share of Class C Common Stock shall convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain transfers described in our Certificate of Incorporation, including the following:

•	Transfers between the Founders; and

•	Transfers for tax and estate planning purposes, including to trusts, corporations, and partnerships established or controlled by a holder of Class C Common Stock.

The death of any holder of shares of Class C Common Stock who is a natural person will result in the conversion of his or her shares of Class C Common Stock, and any shares held by his or her permitted entities, into shares of Class A Common Stock.

Once transferred and converted into shares of Class A Common Stock, shares of Class C Common Stock shall not be reissued.

No class of our capital stock may be subdivided or combined unless the other classes of capital stock are concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in our amended and restated certificate of incorporation, shares of Class A Common Stock and Class C Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, or other business combination requiring the approval of our stockholders entitled to vote thereon (whether or not we are the surviving entity), the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of shares of Class C Common Stock, and the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of shares of Class C Common Stock. In the event of any (1) tender or exchange offer to acquire any shares of Class A Common Stock or Class C Common Stock by any third party pursuant to an agreement to which we are a party, or (2) any tender or exchange offer by us to acquire any shares of Class A Common Stock or Class C Common Stock, the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of shares of Class C Common Stock, and the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of shares of Class C Common Stock.

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Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Registration Rights

After the completion of this offering, certain holders of our Class A Common Stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Investor Rights Agreements, or IRAs, to which we and certain holders of our capital stock are parties. The registration rights under the IRAs will terminate (i) five years after the closing date of this offering and (i) with respect to any particular stockholder, at such time that such stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act.

Pursuant to the terms of the IRAs, we will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below. We expect that our stockholders will waive their rights under the IRAs (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, each stockholder that is party to the IRAs has agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled "Underwriting" for additional information.

Demand and Form S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 4.5 million shares of our Class A Common Stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, holders of a majority of the shares subject to registration rights can request that we register the offer and sale of their shares in an underwritten offering provided that, the anticipated aggregate offering is at least $30 million, or $3 million for short form registrations. We are obligated to effect up to two such registrations (in addition to any short form registrations described below), provided that we are not obligated to effect any registrations during 180 days following a public offering. If we determine that it would require making an adverse disclosure to effect such a demand registration, we have the right to defer such registration, for an aggregate of up to 60 days, which may be extended an additional 60 consecutive days with the consent of a majority of stockholders with registration rights.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 4.5 million shares of our Class A Common Stock will be entitled to certain "piggyback" registration rights. If we register any of our securities under the Securities Act for our own account or for the account of another securityholder, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations as set forth in the IRAs.

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Warrants and Options Issued Outside the 2015 Plan

As of March 31, 2019, (i) 240,680 shares of Class A Common Stock were issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $1.85 per share (ii) and 143,520 shares of Class A Common Stock were issuable upon the exercise of outstanding stock options issued outside of the 2015 Plan.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our Amended and Restated Certificate of Incorporation provides for a dual-class common stock structure. As a result of this structure, our Founders, Ron L. Wilson, II and Matthew Paulson, have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.

In addition, because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by holders of a majority of our common stock, voting together as a single class, or by the majority of our whole board of directors, or our chief executive officer.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

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Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against the Company.

Article 7 of our amended and restated bylaws dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the shareholders of our company; any claim arising under the DGCL; and any action asserting a claim governed by the internal affairs doctrine. We also intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, shareholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

As a Delaware corporation, we are permitted to mandate in our corporate governance documents a chosen forum for the resolution of state law-based shareholder class actions, derivative suits and other intra-corporate disputes. Our management believes limiting state law-based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

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Limitations of Liability and Indemnification

See “Executive Compensation — Limitation on Liability and Indemnification Matters”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is West Coast Stock Transfer, Inc., Encinitas, California.

Listing

We have applied to list our Class A Common Stock on the NYSE under the symbol “HYLT”.

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Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our shares. Future sales of our Class A Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2019, after giving effect to (i) the Warrant Exercise and (ii) the Reorganization, upon the completion of this offering,         shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriter’s option to purchase additional shares, based on the number of shares outstanding as of ; or
•	the average weekly trading volume of our Class A Common Stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

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Lock-Up Agreements

We, all of our directors and executive officers, and the holders of more than 5% of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriter and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. See the section entitled “Underwriting” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, and subject to the lock-up agreement, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration rights” appearing elsewhere in this prospectus for more information.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under the 2015 Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

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Underwriting

We have entered into an underwriting agreement, dated        , 2019, with A.G.P./Alliance Global Partners, acting as the representative of the several underwriters named below, with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares of Class A Common Stock provided below opposite their respective names.

Underwriter(s)	Number of Shares
A.G.P./Alliance Global Partners
Total

The underwriters are offering the shares of Class A Common Stock subject to their acceptance of the shares of Class A Common Stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A Common Stock if any such shares are taken.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share of Class A Common Stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $     per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of Class A Common Stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority. If all the shares of our Class A Common Stock are not sold at the public offering price, the underwriter may change such price and the other selling terms in agreement with our Company.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering, as well as the proceeds to us, before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares of our Class A Common Stock.

	Per Share	Without Over- allotment option		With Over- allotment option
Public offering price	$	$	$
Underwriting discounts and commissions paid (1)	$	$	$
Proceeds to us, before expenses	$	$	$

______________

(1) Excludes a non-accountable expense allowance equal to 1% of the gross proceeds derived from the offering, excluding proceeds from the sale of any shares to the exercise of the underwriter’s over-allotment option. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $       .

In addition, we have agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $100,000. We have paid an expense deposit of $70,000 to the underwriter for out-of-pocket expenses, which will be applied against the accountable expense allowance and will be returned to the extent not actually incurred. In addition, we have agreed to reimburse the underwriter for $50,000 in non-accountable expenses.

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Over-Allotment Option

The underwriters may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional shares of Class A Common Stock are purchased pursuant to the over-allotment option, the underwriters will offer these shares of Class A Common Stock on the same terms as those on which the other securities are being offered.

Underwriter Warrants

We have also agreed to issue to the underwriter or its designees, at the closing of this offering, warrants to purchase that number of shares of our Class A Common Stock equal to five percent (5%) of the aggregate number of shares of our Class A Common Stock sold in this offering (the “Underwriter’s Warrants”). The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of this offering. The Underwriter’s Warrants will be exercisable at a price equal to $       , or 110% of the public offering price of the shares of our Class A Common Stock in this offering. The Underwriter’s Warrants and the shares of our Class A Common Stock underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The underwriter (or its permitted assignees under Rule 5110(g)(1)) shall not sell, transfer, assign, pledge, or hypothecate the Underwriter’s Warrants or the shares of our Class A Common Stock underlying the warrants, nor engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter’s Warrants or the shares of our Class A Common Stock underlying the warrants, for a period of 180 days from the effective date of the registration statement relating to this offering. In addition, the Underwriter’s Warrants provide for registration rights upon request, in certain cases. The demand registration right provided will expire five years from the effective date of the registration statement relating to this offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will expire seven years from the effective date of the registration statement relating to this offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the shares of our Class A Common Stock issuable upon exercise of the Underwriter’s Warrants. The exercise price and number of shares issuable upon exercise of the Underwriter’s Warrants may be proportionately adjusted in the event of a stock split, stock dividend, recapitalization, reorganization, or similar event involving the company in compliance with FINRA Rule 5110(f)(2)(G)(vi).

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers and directors, and certain of our other stockholders have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of Class A Common Stock or any securities convertible into or exchangeable for our Class A Common Stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representative. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreement.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

78

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriter may purchase and sell shares of our Class A Common Stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriter’s over-allotment option to purchase additional shares of our Class A Common Stock, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriter of a greater number of shares of our Class A Common Stock than it is required to purchase in the offering.

•	“Covered” short sales are sales of shares of our Class A Common Stock in an amount up to the number of shares of our Class A Common Stock represented by the underwriter’s over-allotment option to purchase additional shares of our Class A Common Stock.

•	“Naked” short sales are sales of shares of our Class A Common Stock in an amount in excess of the number of shares of our Class A Common Stock represented by the underwriter’s over-allotment option to purchase additional shares of our Class A Common Stock.

•	Covering transactions involve purchases of shares of our Class A Common Stock either pursuant to the underwriter’s over-allotment option to purchase additional shares of our Class A Common Stock or in the open market in order to cover short positions.

•	To close a naked short position, the underwriter must purchase shares of our Class A Common Stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares of our Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriter must purchase shares of our common stock in the open market or must exercise its over-allotment option to purchase additional shares of our Class A Common Stock. in determining the source of shares of our common stock to close the covered short position, the underwriter will consider, among other things, the price of shares of our Class A Common Stock available for purchase in the open market as compared to the price at which it may purchase shares of our Class A Common Stock through the underwriter’s over-allotment option to purchase additional shares of our Class A Common Stock.

•	Stabilizing transactions involve bids to purchase shares of our Class A Common Stock so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the shares of our Class A Common Stock. The underwriter may also cause the price of the shares of our Class A Common Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on NYSE or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

Other Relationships

The underwriter is a full-service financial institution engaged in various activities, which may include securities trading, investment banking, financial advisory, investment management, principal investment, hedging, financing, and brokerage activities. In the ordinary course of its various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

79

Passive Market Making

In connection with this offering, the underwriter may also engage in passive market making transactions in the shares. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Legal Matters

The validity of the shares of Class A Common Stock offered by this prospectus will be passed upon for us by Manatt, Phelps & Phillips, LLP, Costa Mesa, California. Certain legal matters related to this offering will be passed upon for the underwriter by Duane Morris LLP, New York, New York.

Experts

dbbmckennon, independent registered public accounting firm, has audited our financial statements at December 31, 2018 and 2017 and for the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on dbbmckennon's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-             ) under the Securities Act with respect to the Class A Common Stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our Class A Common Stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may also review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E. Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. The Commission also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is www.sec.gov.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.hylete.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

80

81

HYLETE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

AND

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(UNAUDITED)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HYLETE, Inc. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company's auditor since 2017.

San Diego, California

April 17, 2019

F-2

HYLETE, INC.

BALANCE SHEETS

AT MARCH 31, 2019 AND DECEMBER 31, 2018 AND 2017

	March 31, 2019	December 31, 2018	December 31, 2017
ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	$924,105	$1,470,436	$616,262
Accounts receivable	129,555	123,194	75,319
Inventory	3,768,060	3,403,956	2,225,136
Vendor deposits	219,273	214,102	10,095
Other current assets	183,631	265,436	94,316
Total current assets	5,224,624	5,477,124	3,021,128

Non-Current Assets:
Property and equipment, net	216,453	253,609	392,275
Intangible assets, net	467,732	539,697	114,977
Goodwill	426,059	426,059	–
Other non-current assets	299,683	28,219	–
Total non-current assets	1,409,927	1,247,584	507,252
TOTAL ASSETS	$6,634,551	$6,724,708	$3,528,380

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$1,069,784	$899,158	$915,733
Accrued expenses	959,201	826,589	810,934
Bridge note, net of issuance costs	602,978	436,533	–
Bridge note- related party, net of issuance costs	449,162	400,884	200,000
Loan payable, net of issuance costs	4,594,857	3,912,508	–
Capital lease obligations	3,887	9,436	21,510
Common stock warrant liability	724,086	675,294	–
Total current liabilities	8,403,955	7,160,402	1,948,177

Non-Current Liabilities:
Capital lease obligations, net of current	–	–	9,436
Loan payable, net of current portion and issuance costs	242,187	240,625	2,996,920
Loan payable- related party, net of issuance costs	485,833	482,708	–
Bond, net of issuance costs	896,225	766,671	–
Preferred stock warrant liability	3,263,609	2,698,774	1,387,319
Total non-current liabilities	4,887,854	4,188,778	4,393,675
TOTAL LIABILITIES	13,291,809	11,349,180	6,341,852

Commitments and contingencies (Note 18)

Redeemable Preferred Stock:
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at March 31, 2019 and December 31, 2018 and 2017 (liquidation preference of $535,204)	530,013	518,517	472,524

Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at March 31, 2019 and December 31, 2018 and 2017 (liquidation preference of $2,978,641)	2,960,544	2,899,655	2,656,103

Series A-2 preferred stock, $0.001 par value,10,000,000 total shares authorized, 4,791,500 issued and outstanding at March 31, 2019 and December 31, 2018, and 4,721,500 at December 31, 2017 (liquidation preference of $3,604,703)	3,583,444	3,500,516	3,088,671
Total redeemable preferred stock	7,074,001	6,918,688	6,217,298

Stockholders' Deficit:
Class A common stock, par value $0.001, 30,000,000 shares authorized, 7,859,600 issued and outstanding at March 31, 2019 and December 31, 2018, and 7,824,600 at December 31, 2017	7,860	7,860	7,825
Class B common stock, par value $0.001, 6,000,000 shares authorized, 3,966,805 issued and outstanding at March 31, 2019, 3,958,532 at December 31, 2018, and 1,297,042 at December 31, 2017	3,967	3,959	1,297
Additional paid-in capital	4,043,223	4,151,537	1,178,680
Accumulated deficit	(17,786,309)	(15,706,516)	(10,218,572)
Total Stockholders' Deficit	(13,731,259)	(11,543,160)	(9,030,770)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$6,634,551	$6,724,708	$3,528,380

See accompanying notes to financial statements.

F-3

HYLETE, INC.

STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	March 31, 2019	March 31, 2018	December 31, 2018	December 31, 2017
	(unaudited)	(unaudited)

Net Sales	$2,717,423	$2,459,905	$11,689,200	$8,773,025

Cost of Sales	1,251,495	1,177,019	5,461,090	4,065,845

Gross Profit	1,465,928	1,282,886	6,228,110	4,707,180

Operating Expenses:
Selling and marketing	901,009	621,457	2,866,133	2,862,657
General and administrative	1,390,192	685,410	3,806,176	2,447,146
Shipping and distribution	594,323	487,526	2,182,554	1,236,572
Total Operating Expenses	2,885,524	1,794,393	8,854,863	6,546,375

Loss from Operations	(1,419,596)	(511,507)	(2,626,753)	(1,839,195)

Interest expense	657,848	258,333	1,365,426	836,845
Change in fair market value of Series A-2 warrant liability	2,349	285,130	1,059,175	556,933

Net Loss	$(2,079,793)	$(1,054,970)	$(5,051,354)	$(3,232,973)

Accrual of Preferred Stock Dividend and Discount Amortized	(155,313)	(149,659)	(600,838)	(599,593)

Net Loss Attributable to Common Stockholders	$(2,235,106)	$(1,204,629)	$(5,652,192)	$(3,832,566)

Basic and diluted loss per common share	$(0.19)	$(0.13)	$(0.56)	$(0.45)
Weighted average shares- basic and diluted	11,826,290	9,376,935	10,151,347	8,556,634

See accompanying notes to financial statements.

F-4

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2019

AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2016	7,824,600	$7,825	–	$–	$108,933	$(6,402,392)	$(6,285,634)

Net Loss	–	–	–	–	–	(3,232,973)	(3,232,973)
Net proceeds from sale of Common Stock	–	–	1,297,042	1,297	1,069,747	–	1,071,044
Dividend accretion on Preferred Stock	–	–	–	–	(16,386)	(536,337)	(552,723)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(46,870)	(46,870)
Stock-based compensation	–	–	–	–	16,386	–	16,386

Balance as of December 31, 2017	7,824,600	7,825	1,297,042	1,297	1,178,680	(10,218,572)	(9,030,770)

Net Loss	–	–	–	–	–	(5,051,354)	(5,051,354)
Net proceeds from sale of Common Stock	35,000	35	1,871,615	1,872	1,986,303	–	1,988,210
Common Stock issued for GRACEDBYGRIT assets	–	–	789,875	790	986,554	–	987,344
Dividend accretion on Preferred Stock	–	–	–	–	(164,247)	(389,248)	(553,495)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(47,343)	(47,343)
Stock-based compensation	–	–	–	–	164,247	–	164,247

Balance as of December 31, 2018	7,859,600	7,860	3,958,532	3,959	4,151,537	(15,706,516)	(11,543,160)

Net Loss	–	–	–	–	–	(2,079,793)	(2,079,793)
Net proceeds from sale of Common Stock	–	–	8,273	8	12,677	–	12,685
Dividend accretion on Preferred Stock	–	–	–	–	(141,129)		(141,129)
Amortization of issuance costs on Preferred Stock	–	–	–	–	(14,184)		(14,184)
Stock-based compensation	–	–	–	–	34,322	–	34,322

Balance as of March 31, 2019 (unaudited)	7,859,600	$7,860	3,966,805	$3,967	$4,043,223	$(17,786,309)	$(13,731,259)

See accompanying notes to financial statements.

F-5

HYLETE, INC.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	March 31, 2019	March 31, 2018	December 31, 2018	December 31, 2017
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,079,793)	$(1,054,970)	$(5,051,354)	$(3,232,973)
Adjustments:
Depreciation and amortization	128,405	58,636	333,938	195,358
Stock-based compensation	34,322	27,710	164,247	16,386
Amortization of debt discounts	392,593	115,758	629,376	337,426
Change in fair market value of Series A-2 warrant liability	2,349	285,130	1,059,175	556,933
Changes in:
Accounts receivable	(6,361)	(13,256)	(47,875)	25,786
Inventory	(364,104)	(157,848)	(1,110,935)	(701,193)
Vendor deposits	(5,171)	(128,487)	(204,007)	167,209
Prepaid expenses	81,805	(16,396)	(171,118)	(37,581)
Accounts payable	170,624	188,493	(17,521)	436,500
Accrued expenses	132,612	(63,697)	3,405	423,169
Net Cash used in Operating Activities	(1,512,719)	(758,927)	(4,412,669)	(1,812,980)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(9,016)	(40,106)	(85,628)	(291,524)
Purchases of intangibles	(10,268)	(7,532)	(40,965)	(15,706)
Other non-current assets	(271,464)	–	(28,219)	11,350
Net Cash used in Investing Activities	(290,748)	(47,638)	(154,812)	(295,880)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on loans payable	1,126,100	570,000	2,578,200	498,750
Borrowings on bonds payable	123,900	–	754,255	–
Payments on capital leases	(5,549)	(5,200)	(21,510)	(19,691)
Net proceeds from sale of common stock	12,685	527,424	1,988,210	1,071,044
Net proceeds from sale of preferred stock	–	–	122,500	–
Net Cash provided by Financing Activities	1,257,136	1,092,224	5,421,655	1,550,103

NET CHANGE IN CASH AND CASH EQUIVALENTS	(546,331)	285,659	854,174	(558,757)
CASH AND CASH EQUIVALENTS, beginning of year	1,470,436	616,262	616,262	1,175,019
CASH AND CASH EQUIVALENTS, end of year	$924,105	$901,921	$1,470,436	$616,262
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$231,088	$142,576	$725,038	$503,635
Cash paid for income taxes	$–	$–	$800	$800
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Issuance of Series A-2 Preferred Stock warrant liability	$262,709	$242,582	$262,709	$205,195
Accretion of Preferred Stock dividends	$141,129	$137,823	$553,495	$552,723
Accretion of Preferred Stock discounts	$14,184	$11,836	$47,343	$46,870
Issuance of Common Stock warrant liability	$48,792	$–	$675,294	$–
Common stock issued for GRACEDBYGRIT assets	$–	$–	$987,344	$–

See accompanying notes to financial statements.

F-6

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as “HYLETE” or the “Company”). The Company reincorporated in Delaware in January 2019. The Company’s principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

GRACEDBYGRIT Asset Acquisition

On June 1, 2018, the Company purchased 100% of the net assets of GRACEDBYGRIT, Inc. (“GBG”) for 789,875 shares of the Company’s Class B Common Stock valued at $987,344. The shares of Class B Common Stock were valued at the price to which the Company’s share were being sold to third parties at the time of the transactions. In addition, GBG’s majority shareholder is also a member of the Company’s board of directors. GBG was acquired to expand HYLETE’s women’s apparel line in accordance with the Company’s growth strategy.

The Company accounted for the transaction as a business acquisition. The acquired assets were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of goodwill in the amount $426,059 and is attributable to future growth opportunities due the addition additional women’s styles as well as the addition of employees to which have experience within the area and other factors. The goodwill is expected to be deductible for income tax purposes.

The following table summarizes the fair value of the net assets acquired as of the acquisition date of June 1, 2018.

Inventory	$67,885
Product designs	493,400
Goodwill	426,059
$987,344

Liability assumed under the asset acquisition agreement were immaterial.

The summarized unaudited pro forma results are not necessarily indicative of results which would have occurred if the acquisition had been in effect for the period presented. Further, the summarized unaudited pro forma results are not intended to be a projection of future results.

	2018	2017
Pro forma revenues	$11,788,429	$9,500,188
Pro forma net loss	(5,500,819)	(4,791,786)
Pro forma net loss per common share, basic and diluted	$(0.52)	$(0.58)

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations, has a working capital deficit of approximately $1.7 million and has an accumulated deficit at December 31, 2018 of approximately $15.7 million, and as of March 31, 2019 an accumulated deficit of approximately $17.8 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

F-7

To fund operations, the Company is anticipating filing a registration statement for which additional shares of Class B common stock will be offered for purchase. Based on our business and development plans, the Company is dependent up raising a minimum of $10 million to fund operations for a period in excess of one year from the date of this filing. Currently, we have capital to fund operations through December 2019. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of this offering. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These audited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2019. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

F-8

The Company's common and preferred stock warrant liabilities are carried at fair value. The fair value of the Company’s common and preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 10). Changes in common and preferred stock warrant liabilities during the year ended December 31, 2018 and March 31, 2019 are as follows:

	Fair Value of Significant Unobservable Inputs Fair Value

	Preferred Warrants	Common Warrants

Outstanding as of December 31, 2017	$1,387,319	$–

Warrants granted	252,280	675,294
Change in fair value	1,059,175	–

Outstanding as of December 31, 2018	$2,698,774	$675,294

Warrants granted	562,486	48,792
Change in fair value	2,349	–

Outstanding as of March 31, 2019	$3,263,609	$724,086

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of March 31, 2019, December 31, 2018 and 2017. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the three months ended March 31, 2019, and the years ended December 31, 2018 and 2017, the Company wrote off approximately $354, $4,342, and $3,100 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company’s vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

F-9

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and are being amortized using the straight-line method. During the three months ended March 31, 2019 and the year ended December 31, 2018, we amortized $82,233 and $109,644, respectively. As of the three months ended March 31, 2019 and the year ended December 31, 2018, $301,522 and $383,756, respectively, was remaining for which is expected to be amortized during the year ending December 31, 2019.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit’s carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017 no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017 an impairment wasn’t needed.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 10).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

F-10

Warrants to purchase preferred stock – The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 10 for additional information.

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company’s liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $114,751, $95,030 and $84,500 recorded within accrued expenses as of March 31, 2019, December 31, 2018 and 2017, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of March 31, 2019, December 31, 2018 and 2017 deferred revenue of approximately $254,000, $269,000 and $378,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $193,000, $196,000 and $138,000 related to credits provided to equity investors in connection with their investments as of March 31, 2019, December 31, 2018 and 2017, respectively.

During 2018 and 2017, the Company offered investors a store credit at HYLETE.com in the amount of 10% of their equity investment(s) for that year. When investors utilize their store credit the deferred revenue is recognized, and the liability associated with the store credit is removed from the balance sheet.

For the loyalty program, the Company increases or decreases the loyalty points liability based on point balance at the end of each month. The liability is recognized in accrued expenses on the balance sheet. The liability calculation is equal to the total points accrued multiplied by the cash value multiplied by the percentage of predicted use multiplied by the estimated cost of goods sold.

Cost of sales – Cost of sales consists primarily of inventory.

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $166,000, $162,000, $699,000 and $608,000 for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, respectively. Total shipping and handling costs included in operating expenses was approximately $388,000, $334,000, $1,418,000 and $734,000 for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017 amounted to approximately $392,000, $255,000, $1,139,000 and $1,281,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

F-11

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company’s legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share – Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of the three months ended March 31, 2019, and 2018 and the years ended December 31, 2018, and 2017, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the three months ended March 31, 2019, and 2018 and years ended December 31, 2018 and 2017, includes accrued preferred stock dividends of $141,129, $137,823, $553,495 and $552,723 and preferred stock discount accretion of $14,184, $11,836, $47,343 and $46,870, respectively, as an increase to net loss available for common shareholders.

Recently issued accounting pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606") which supersedes the revenue recognition requirements in ASC 605 Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the Company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The Company's liability for sales return refunds is recognized within other current liabilities, and the Company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheets. The effect of the change is an increase in other current assets from the originally reported amount of $265,436 to $352,487 and an increase in accrued expenses from the originally reported amount of $826,586 to $913,637. Under the modified retrospective approach, the comparative prior period information has not been restated for this change.

F-12

Note 4 – Property and Equipment

Property and equipment consisted of the following as of March 31, 2019, and December 31, 2018 and 2017:

	March 31 2019	December 31 2018	December 31 2017
	(unaudited)
Auto	$109,358	$109,358	$105,772
Computer Hardware and Software	76,189	73,589	40,305
Office Furniture, Fixtures and Equipment	65,959	56,542	53,157
Leasehold Improvements	73,365	73,365	70,905
Website Development	252,529	252,529	212,618
Application Development	232,759	232,759	232,760
Production Molds	61,800	61,800	61,800
	871,959	862,942	777,315
Accumulated Depreciation	(655,506)	(609,333)	(385,040)
	$216,453	$253,609	$392,275

Depreciation and amortization expense related to property and equipment amounted to approximately $46,173, $224,000 and $195,000 for the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017, respectively.

Note 5 – Bridge Note Payable, Related Party

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

Note 6 – Loans Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance on June 29, 2019. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. As of March 31, 2019, the lender has distributed $1,100,000 of the expected $1,725,000. The proceeds were used for operations. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of March 31, 2019, December 31, 2018 and 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of March 31, 2019, December 31, 2018, and 2017, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

F-13

In conjunction with the senior credit agreement, the Company issued 360,170, 256,298 and 216,779 Series A-2 Preferred Stock warrants to the lender during the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017. As of March 31, 2019, December 31, 2018, and 2017, the Company had outstanding borrowings of $5,375,000, $4,275,000 and $3,675,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, the Company recorded debt discounts of approximately $60,000, $30,000, $30,000 and $26,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $562,000, $244,000, $244,000 and $205,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, discounts of approximately $205,000, $116,000, $610,000 and $328,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement.

The remaining debt issuance of approximately $780,000 will be expensed as interest expense during the year ending December 31, 2019. See Note 13 for additional borrowings from this party.

Note 7 – Promissory Notes Payable

On April 6, 2018, the Company received $100,000 under a promissory note (the “Promissory Note”) agreement, with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder is the Company’s Chief Executive Officer. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $1,875 to interest expense. As of December 31, 2018, a discount of $3,125 remained for which will be expensed over the remaining term. During the three months ended March 31, 2019 the Company amortized $625        to interest expense. As of March 31, 2019, a discount of $2,500        remained which will be expensed over the remaining term.

On May 31, 2018, the Company received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is a member of the Company’s board of directors. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $5,833 to interest expense. As of December 31, 2018, a discount of $14,167 remained for which will be expensed over the remaining term. During the three months ended March 31, 2019 the Company amortized $2,500 to interest expense. As of March 31, 2019, a discount of $11,667 remained which will be expensed over the remaining term.

On June 26, 2018 the Company received $50,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 25, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $625 to interest expense. As of December 31, 2018, a discount of $1,875 remained for which will be expensed over the remaining term. During the three months ended March 31, 2019 the Company amortized $313 to interest expense. As of March 31, 2019, a discount of $1,563 remained which will be expensed over the remaining term.

On June 27, 2018 the Company received $200,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $2,500 to interest expense. As of December 31, 2018, a discount of $7,500 remained for which will be expensed. During the three months ended March 31, 2019 the Company amortized $1,250 to interest expense. As of March 31, 2019, a discount of $6,250 remained which will be expensed over the remaining term.

F-14

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. As of December 31, 2018, total Class A bonds issued were $821,000 for which were used for operations. Class A Bonds will bear interest at 1% per month, or 12% per year. In connection with the bond offering, the Company paid fees of $66,745 which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. As of December 31, 2018, a discount of $54,329 remained, for which expected amortization will be expensed through 2021. The bond offering was closed on December 31, 2018. During the three months ended March 31, 2019, the Company received the remaining proceeds of $125,000. The Company paid fees of $1,100 for the remaining proceeds received, which were recorded as discounts to the bonds. As of March 31, 2019, the Company had amortized $5,654 and a discount of $49,775 remained, for which expected amortization will be expensed through 2021.

Note 9 – IPO Bridge Notes

In the fourth quarter of 2018, the Company issued $1,315,000 of promissory notes (the “IPO Notes”), of which $400,000 were issued to related parties which included $300,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Darren Yager. During the first quarter of 2019, the Company issued $95,000 of additional IPO Notes. The proceeds will be used for operations and costs related to the Company’s proposed registration statement. The IPO Notes have a maturity date of the earlier of: (i) the closing of the Company’s Initial Public Offering (“IPO”) or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of ten percent (10.0%) per annum. During the three months ended March 31, 2019 and the year ended December 31, 2018, the Company paid fees of $8,900 and $19,300, respectively, which was recorded as a discount to the IPO Notes.

In connection with the IPO Notes, the Company has the obligation to issue common stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Notes. As of the three months ended March 31, 2019 and the year ended December 31, 2018, the Company had the obligation to issue 417,171 and 389,063 warrants, respectively, based upon the amount of IPO Notes proceeds received at that date. The warrants will have an exercise price of $0.001 per share and expire ten years after issuance. Since the Company, is required to issue a variable amount of common stock for which there isn’t a floor or ceiling to the amount of common stock warrants, the Company recorded the obligation to issue warrants as a liability.  The warrants are measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants. The Company determined that the fair market value of the common stock warrants granted as of March 31, 2019 and December 31, 2018, was approximately $724,086 and $675,294, respectively, which has been recorded as a liability and as an additional discount to the IPO Bridge Notes, see Note 13. The discount is amortized using the straight-line method over the term of the IPO Notes, due to the short-term nature of the IPO Notes for which $177,416 and $17,011 was amortized to interest expense during the three months ended March 31, 2019 and year ended December 31, 2018. As of March 31, 2019 and December 31, 2018, a discount of $557,860 and $677,583, respectively, remained for which will be amortized in 2019.

The warrants do not meet the condition “contract contains an explicit share limit” and thus require liability accounting. Accordingly, the estimated fair value of the warrants require bifurcation and accounted for as liabilities from issuance, with changes in estimated fair value recorded in the statement of operations at each reporting period and immediately prior to conversion.

As of December 31, 2018, the following is a schedule of principal amount maturities for all bridge loans, loans, promissory notes, bonds and IPO Notes payable:

Year Ending December 31,	Third Party	Related Party

2019	$5,190,000	$600,000
2020	250,000	500,000
2021	821,000	–
	$6,261,000	$1,100,000

F-15

Note 10 – Preferred Stock Warrant Liability

During the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017, the Company issued 360,170, 256,298 and 216,779, respectively, Series A-2 Preferred Stock warrants in conjunction with a debt agreement. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.001 per share and expire ten years after issuance.

In October and November of 2018, the Company issued 7,000 Series A-2 Preferred Stock warrants to individuals in conjunction with the purchase agreements of Series A-2 Preferred Stock (see Note 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of March 31, 2019, December 31, 2018, and 2017, was approximately $3,263,609, $2,699,000 and $1,387,000, respectively, which has been recorded as a liability. See Note 13 for additional information related to the valuation.

Note 11 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company’s conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

During the year ended December 31, 2018, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 70,000 Series A-2 Preferred Stock at a purchase price of $1.75 per share for total gross proceeds of $122,500.

On March 29, 2019, the Company amended its certificate of incorporation to increase the number of authorized shares of Series A-2 Preferred Stock from 6,383,620 to 10,000,000.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to additional paid-in capital. For the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, the Company recorded accretion of $141,129, $137,823, $553,495 and $552,723, respectively. No dividends have been declared or paid to date.

F-16

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights: The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights: The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights: If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a “Drag Along Sale” by the other Stockholders (the “Dragged Stockholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Summary of Preferred Stock Transactions

During the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, the Company amortized discounts on preferred stock to additional paid-in capital of $14,184, $11,836, $47,343 and $46,870, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2018, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,

2019	$74,658
2020	6,277
$80,935

As of December 31, 2018, the future amount to be potentially redeemed on January 13, 2020 is as follows:

Series-A	$563,745
Series A-1	3,144,502
Series A-2	3,844,231
$7,552,478

F-17

Note 12 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6,000,000 shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 in offerings conducted pursuant to Regulation Crowdfunding and Regulation A of the Securities Act.

During the year ended December 31, 2018, the Company sold 1,871,615 shares of Class B common stock for net proceeds of $1,988,210 in an offering conducted pursuant to Regulation A of the Securities Act.

On December 12, 2018, the Company filed a Certificate of Incorporation in the state of Delaware effective January 1, 2019. Subsequent to December 31, 2018, the Delaware corporation became the parent Company of the Company. The par value of each class of stock is $0.001 per share. The total number of shares which the corporation is authorized to issue is 50,066,120 shares. The number of shares of common stock authorized to be issued is 36,000,000 shares. The number of preferred stock authorized to be issued is 14,066,120. The Company reflected the addition of the $0.001 par value to the Class A and B common stock for all periods presented.

Note 13 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (Note 7) and Series A-2 preferred stock purchase agreements (see Note 11). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (Note 7). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In the fourth quarter of 2018, the Company issued common stock warrants in conjunction with IPO Bridge Notes. The warrants are measured at fair market value at each reporting period. The Company uses the Black-Scholes pricing model to determine the estimated fair price of the warrants. For the three months ended March 31, 2019 and for the period ended December 31, 2018 the Company recognized a liability of $724,086 and $675,294, respectively, which represents the estimated fair market value of the warrants (see Note 9).

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2018 and 2017 using the following assumptions for the years ended December 31, 2018 and 2017.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

	December 31 2018	December 31 2017

Expected life of preferred stock warrants	3.19	3.00
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.35%	0.86%

F-18

Weighted average variables in accordance with the common stock warrants:

December 31, 2018

Expected life of common stock warrants	1.18
Expected stock price volatility	40.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.86%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2016	2,377,900	$0.17	8.97

Granted	216,779	0.01

Outstanding as of December 31, 2017	2,594,679	0.16	8.47

Granted	263,298	0.06

Outstanding as of December 31, 2018	2,857,977	$0.15	8.55

Note 14– Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2018, and 2017, there were 231,330 and 481,430 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

In the first quarter of 2019 and during 2018 and 2017, the Company issued 105,000, 505,000 and 248,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms. For the year ended December 31, 2018 and 2017, the Company recognized approximately $145,876 and $16,386, respectively, of stock compensation expense related to stock options. During 2019 the stock compensation expense related to stock options is expected to be $112,504, which will be recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $87,569, respectively.

On May 15, 2018, the Company issued 75,000 options to third party in connection with their consulting agreement. Options are priced at 110% of the Company’s common stock price at the date of the agreement and have a 7-year term. The options shall vest on a monthly basis over a period of 12 months. During the year ended December 31, 2018, the Company recognized $18,371 of stock compensation expense related to the options. Remaining stock compensation of $9,185 will be expensed during the year ending December 31, 2019.

For the year ended December 31, 2018, $164,247 of total stock-based compensation was recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $139,312 respectively.

F-19

For the three months ended March 31, 2019 and 2018, the Company recognized approximately $34,322 and $27,710, respectively, of stock compensation expense related to stock options. The total stock-based compensation was recognized in sales and marketing expenses in the amounts of $6,234 and $4,381, respectively, and general and administrative expenses in the amount of $28,088 and $23,329, respectively.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Expected life of options	5.57	3.00
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.25%	0.86%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2016	1,726,200	$0.22	8.77

Forfeited	(66,530)	0.02
Granted	248,000	1.13

Outstanding as of December 31, 2017	1,907,670	0.35	8.05

Forfeited	(144,900)	0.02
Exercised	(35,000)	0.02
Granted	505,000	1.25
Outstanding as of December 31, 2018	2,232,770	0.58	8.60

Outstanding as of December 31, 2018, vested	1,140,598	$0.32	8.58

Note 15 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $29,000, $13,000, $81,000 and $53,000 to the Plan during the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, respectively.

Note 16 – Major Suppliers and Customers

During the year ended December 31, 2018, purchases from three suppliers represented approximately 41% of total vendor purchases. As of December 31, 2018, approximately $222,000, or 38% of accounts payable was due to these suppliers. As of December 31, 2017, purchases from four suppliers represented approximately 44% of total vendor purchases. As of December 31, 2017, approximately $512,000, or 54% of accounts payable was due to these suppliers. The loss of one or more of these suppliers would not have a material impact on the Company’s operations.

F-20

During the three months ended March 31, 2019, purchases from three suppliers represented approximately 42% of total vendor purchases and approximately $383,000 or 36% of accounts payable was due to these suppliers. The loss of one or more of these suppliers would not have a material impact on the Company’s operations.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 17 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company’s net deferred tax assets at December 31, 2018 and 2017 is approximately $2,924,000 and $2,176,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased by approximately $748,000 and $399,000, respectively.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $8,945,000 and state net operating loss carry forwards of $8,945,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $478,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014.  The Company currently is not under examination by any tax authorities.

Note 18 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $10,000. Total rent expense for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017 was approximately $30,843, $29,952, $126,000 and $125,000, respectively. On March 21, 2019, the lease was renewed through March 31, 2020.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988 and have imputed interest rates ranging from 7.99% to 9.79% and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of the three months ended March 31, 2019 and the years ended December 31, 2018, and 2017, the balance outstanding was $3,887, $9,436 and $30,946, respectively.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

F-21

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at March 31, 2019 and December 31, 2018 and 2017. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

In response to the opposition to our application to register the Company’s original icon logo bearing Serial No. 85837045 (the “Logo”), the Trademark Trial and Appeal Board (“TTAB”) determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office (“USPTO”) should reject registration of the Logo. The Company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which was ultimately granted after our filing of a motion for reconsideration. On February 20, 2018, the Company filed its principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. The Company anticipates a ruling on this matter before the conclusion of 2019.

The opposing party, Hybrid Athletics, LLC (“HA”), has also filed a civil action in the U.S. District Court for the District of Connecticut, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment. A motion to dismiss the action as to certain individual defendants on the grounds that the statute of limitations has lapsed, or, in the alternative, to transfer venue to the Federal District Court in California, remains pending.

On May 10, 2019, the Company also filed a motion for leave to file an amended answer and cross-complaint, which will seek declaratory judgment of our ownership in its trademarks, and its non-infringement of the HA marks at issue, as well as cancellation of HA’s marks on various grounds, false advertising, commercial disparagement and defamation, violation of the Connecticut Unfair Trade Practices Act, and tortious interference with business expectancies. This cross-complaint, in part, incorporates the arguments made in the Company’s petition for cancellation of HA’s registered word mark in International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018 but has been suspended pending resolution of the U.S. District Court matter.

The Company’s motion to dismiss and motion for leave have yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue through early 2020; unless the case is resolved through motions or settlement prior to such time. However, the majority of discovery relevant to the claims and defenses already at issue has been completed. As such, management estimates the potential loss, once the strength of our counterclaims is measured against the weakness in HA’s original claims, would not be material to the Company’s continued operations.

The Company carries insurance to cover such litigation costs to defend itself from suits of this nature. The Company tendered the U.S. District Court claims to its carrier within days of its commencement of the original proceeding. Although the carrier indicated an initial willingness to settle, the Company was not able to come to a negotiated resolution that it deemed fair. As a result, the Company filed a complaint May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith.

The Company entered into an engagement letter calling for the execution of an underwriting agreement for an anticipated initial public offering. The Company agreed to grant the underwriter an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares will be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $100,000. As of December 31, 2018, the Company has paid $70,000 for which has been treated as deferred offering costs. In addition, the Company agreed to reimburse the underwriter for $50,000 in non-accountable expenses. As of December 31, 2018, no options have been granted under the agreement.

Note 19 – Subsequent Events

IPO Bridge Notes

Subsequent to March 31, 2019, the Company issued an additional $200,000 of promissory notes to a related party, Steelpoint Co-Investment Fund (James Caccavo), along with the commitment to issue warrants to purchase 59,175 shares of Class B common stock. See Note 9- IPO Bridge Note.

F-22

Reorganization

Immediately prior to the effective date of the Company’s anticipated public offering we will effect a reorganization (the “Reorganization”) pursuant to which we will (i) amend and restate our certificate of incorporation and consummate a share exchange to effect the authorization of Class C Common Stock which will be identical in all respects to the Company’s currently outstanding Class A Common Stock, but are entitled to 10 votes per share and are convertible at any time on a one-for-one basis into shares of Class A Common Stock (all of the outstanding shares of Class C Common Stock will be issued and owned by Ron L. Wilson, II, the Company’s President and Chief Executive Officer, and Matthew Paulson, the Company’s Vice President of Business, Messrs. Wilson and Paulson are referred to collectively as the “Founders”), (ii) convert all outstanding shares of the Company’s preferred stock and all outstanding shares of the Company’s Class B Common Stock into shares of Class A Common Stock and (iii) effect a reverse stock split, the current anticipated reverse stock split will be approximately 1-for-5). The effects of such have not been reflected within these financial statements.

The Company has evaluated subsequent events that occurred after March 31, 2019 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

F-23

GRACEDBYGRIT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 and 2016

AND

AS OF AND FOR THE THREE MONTHS ENDED

MARCH 31, 2018 and 2017

(UNAUDITED)

F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GRACEDBYGRIT, Inc. (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and subsequently sold all of its revenue producing assets, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company's auditor since 2019.

San Diego, California

April 17, 2019

F-25

GRACEDBYGRIT, INC.

BALANCE SHEETS

AT MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

	March 31, 2018	December 31, 2017	December 31, 2016
	(unaudited)
Assets
Current assets:
Cash	$33,613	$44,136	$38,762
Accounts receivable	6,218	33,352	7,576
Inventory	151,347	189,968	278,267
Prepaids and other current assets	2,652	9,916	11,782
Current assets	193,830	277,372	336,387

Property and equipment, net	2,156	11,961	69,021
Other assets	7,352	7,352	8,352
Total assets	$203,338	$296,685	$413,760

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$60,843	$231,446	$198,452
Accrued liabilities	27,818	24,184	29,427
Line of credit	–	750,000	632,292
Promissory note and accrued interest- related party	1,737,817	632,553	–
Convertible notes payable and accrued interest	154,202	152,327	–
Current liabilities	1,980,680	1,790,510	860,171

Commitments & Contingencies (Note 5)

Stockholders' Deficit:
Series A Preferred Stock, par value $0.0001 per Share, 16,226,000 shares authorized, 16,226,000 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016	649,040	649,040	649,040
Series B Preferred Stock, par value $0.0001 per Share, 42,152,355 shares authorized, 10,902,354 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016	1,744,376	1,744,376	1,744,376
Common Stock, Class A, par value $0.0001 per Share, 75,000,000 shares authorized, 13,337,000, 13,337,000, and 13,327,000 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016, respectively	1,334	1,334	1,333
Common Stock, Class B, par value $0.0001 per Share, 15,000,000 shares authorized, 1,439,425 shares issued and outstanding at March 31, 2018 and December 31, 2017	144	144	–
Additional paid in capital	275,099	273,618	34,724
Accumulated deficit	(4,447,335)	(4,162,337)	(2,875,884)
Total Stockholders' Deficit	(1,777,342)	(1,493,825)	(446,411)
Total liabilities and Stockholders' Deficit	$203,338	$296,685	$413,760

The accompanying notes are an integral part of these financial statements

F-26

GRACEDBYGRIT, INC.

STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	March 31, 2018	March 31, 2017	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)

Sales	$99,229	$196,736	$727,163	$741,720

Cost of goods sold	67,077	100,949	474,256	444,708

Gross profit	32,152	95,787	252,907	297,012

Operating expenses:
Research and development	5,870	9,140	22,973	15,740
Sales and marketing	174,839	209,416	821,564	806,908
General and administrative	131,579	138,973	639,403	614,505

Total operating expenses	312,288	357,529	1,483,940	1,437,153

Operating loss	(280,136)	(261,742)	(1,231,033)	(1,140,141)

Other (income) expense:
Interest expense	14,200	12,045	56,573	35,573
Other (income) expense, net	(10,138)	(1,391)	(1,953)	(48)
Total other expense	4,062	10,654	54,620	35,525
Loss before provision for income taxes	(284,198)	(272,396)	(1,285,653)	(1,175,666)
Provision for income taxes	800	800	800	800
Net Loss	$(284,998)	$(273,196)	$(1,286,453)	$(1,176,466)

Loss per common share - basic and diluted	$(0.02)	$(0.02)	$(0.09)	$(0.09)

Weighted average shares outstanding - basic and diluted	14,776,425	13,327,000	13,569,821	13,301,444

The accompanying notes are an integral part of these financial statements

F-27

GRACEDBYGRIT, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2018

	Series A Preferred Stock		Series B Preferred Stock		Common Stock, Class A		Common Stock, Class B
									Additional Paid	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Deficit
Balance - December 31, 2015	16,226,000	$649,040	–	–	13,127,000	$1,333	–	–	$11,656	$(1,699,418)	$(1,037,389)
Issuance of Series B Preferred Stock	–	–	10,902,354	1,744,376	–	–	–	–	–	–	1,744,376
Stock based compensation	–	–	–	–	200,000	–	–	–	23,068	–	23,068
Net loss	–	–	–	–	–	–	–	–	–	(1,176,466)	(1,176,466)
Balance - December 31, 2016	16,226,000	649,040	10,902,354	1,744,376	13,327,000	1,333	–	–	34,724	(2,875,884)	(446,411)
Exercise of Class A stock options	–	–	–	–	10,000	1	–	–	399	–	400
Issuance of Class B Common Stock for cash	–	–	–	–	–	–	1,439,425	144	230,164	–	230,308
Stock based compensation	–	–	–	–	–	–	–	–	8,331	–	8,331
Net loss		–	–	–	–	–	–	–	–	(1,286,453)	(1,286,453)
Balance - December 31, 2017	16,226,000	649,040	10,902,354	1,744,376	13,337,000	1,334	1,439,425	144	273,618	(4,162,337)	(1,493,825)
Stock based compensation	–	–	–	–	–	–	–	–	1,481	–	1,481
Net loss	–	–	–	–	–	–	–	–	–	(284,998)	(284,998)
Balance - March 31, 2018 (unaudited)	16,226,000	$649,040	10,902,354	$1,744,376	13,337,000	$1,334	1,439,425	$144	$275,099	$(4,447,335)	$(1,777,342)

The accompanying notes are an integral part of these financial statements

F-28

GRACEDBYGRIT, INC.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017	December 31, 2017	December 31 2016
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(284,998)	$(273,196)	$(1,286,453)	$(1,176,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	9,805	6,109	57,060	56,567
Stock-based compensation	1,481	2,082	8,331	23,068
Changes in operating assets and liabilities:
Accounts receivable	27,134	1,048	(25,776)	(4,936)
Inventories	38,621	(63,044)	88,299	249,283
Prepaid expenses and other current assets	7,264	8,704	1,866	(11,782)
Accounts payable	(170,603)	63,195	32,994	35,060
Accrued liabilities	10,773	2,161	4,637	(40,158)
Net cash used in operating activities	(360,523)	(252,941)	(1,119,042)	(869,364)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other assets	–	–	1,000	(1,000)
Net cash provided by (used in) investing activities	–	–	1,000	(1,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible notes payable	–	–	150,000	(850,000)
Proceeds from promissory note payable - related party	1,100,000	200,000	625,000	–
Net proceeds (payments) on line of credit	(750,000)	117,708	117,708	(120,552)
Proceeds from sale of Series B Preferred Stock	–	–	–	1,744,376
Proceeds from sale of Reg CF Common Stock, Class B	–	–	230,308	–
Proceeds from exercise of stock options	–	–	400	–
Net cash provided by financing activities	350,000	317,708	1,123,416	773,824

Increase (decrease) in cash and cash equivalents	(10,523)	64,767	5,374	(96,540)
Cash and cash equivalents, beginning of period	44,136	38,761	38,762	135,302
Cash and cash equivalents, end of period	$33,613	$103,528	$44,136	$38,762

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$7,057	$8,589	$40,208	$17,534
Cash paid for taxes	$800	$800	$800	$800

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible notes payable - related party and accrued interest converted into Series B preferred stock	$–	$–	$–	$894,367

The accompanying notes are an integral part of these financial statements

F-29

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 – NATURE OF OPERATIONS

GRACEDBYGRIT, Inc. was formed on January 18, 2013 (“Inception”) in the State of Delaware. The financial statements of GRACEDBYGRIT, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Solana Beach, California.

The Company designed, manufactured and sold premium women’s athletic apparel direct to consumers mainly in the United States through our website, store and fit shops. All products were made with luxurious Italian fabrics. The colors are vibrant, the pieces are designed to maximize athletic performance while looking and feeling great and are durable lasting many years of wash and wear. All products have sun protection built into the technical fiber and the styles incorporate safety elements: a whistle and phone pocket. Many styles are designed for land and sea, drying quickly after water sports for wear on land.

On June 1, 2018, GRACEDBYGRIT, Inc. sold its intellectual property, designs, inventory and fixed assets to HYLETE, Inc., a creator of premium performance apparel and accessories. See subsequent events, Note 9 for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Managements’ Plans

Revenues have not been sufficient to fund operations. The Company successfully completed a Regulation Crowdfunding sale of Class B non-voting Common Stock to raise additional capital to fund operations and raised $230,308 during the campaign that ended October 31, 2017. In addition, the Company extended the current Series B Preferred Stock offering to raise funds into 2018. As part of the Series B Preferred stock offering the Company received $150,000 in convertible loans in the months of August 2017 and October 2017. The Company has received cash infusions in the form of promissory notes from our primary investor. During 2017 and through April 30, 2018, the Company's majority shareholder provided loans totaling $1,035,000 for which the proceeds were primarily used for inventory, operations and the Regulation CF filing. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Company’s Line of Credit. Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such financing will be available to it on favorable terms, or at all. Thus, this raises substantial doubt regarding the Company’s ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Unaudited Interim Financial Information

We have prepared the accompanying interim financial statements as of March 31, 2018 and the three months ended March 31, 2018 and 2017 pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheet, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2018 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted in accordance with the rules and regulations of the SEC. These financial statements should be read in conjunction with the audited financial statements and accompanying notes included herein.

F-30

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active market

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2018, December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of March 31, 2018, December 31, 2017 and 2016, no reserve was needed.

Inventories

Inventories consist of raw materials on hand, including fabric, zippers and thread, goods in production, and finished good products ready for sale. Inventories are recorded using first in, first out (“FIFO”).

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to six (6) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

F-31

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, the Company does not require derivative liability accounting. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Revenue Recognition

The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in sales and marketing expense. Shipping and handling costs included in sales and marketing expense were $5,798 and $7,777 for the three months ended March 31, 2018 and 2017, respectively, and $43,841 and $42,231 for the years ended December 31, 2017 and 2016, respectively. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of March 31, 2018, December 31, 2017 and 2016, the Company sales return allowance was not material to the financial statements.

Cost of Goods Sold

The cost of manufactured merchandise, which includes acquisition and production costs including raw material and labor, as applicable; the cost of purchased finished goods merchandise from wholesalers; the cost incurred to deliver inventory, including raw materials and finished goods to the Company's distribution center including in-bound freight, non-refundable taxes, duty and other landing costs, and fulfillment costs.

Research and Development

We incur research and development costs during the process of developing our products and styles. Our research and development costs consist primarily of materials and services. We expense these costs as incurred.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $38,000 and $23,000, for the three months ended March 31, 2018 and 2017, respectively, and $161,000 and $53,000 for the years ended December 31, 2017 and 2016, respectively.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance is contracted. The fair value of the equity instrument is charged directly to stock-based compensation expense over the requisite service period.

F-32

Net Income (Loss) per Share

Basic net loss per share is calculated by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing income for the period by the weighted-average number of common shares outstanding during the period, increased by potentially dilutive common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include stock options and warrants granted, convertible debt and convertible preferred stock.

Common stock equivalents are included in the diluted income per share calculation only when option exercise prices are lower than the average market price of the common shares for the period presented. Options, warrants, and convertible debt, were not included in the calculation of net loss per common share for the three months ended March 31, 2018 and 2017 and the years ended December 31, 2017 and 2016, respectively, because their effect would be anti-dilutive.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.At times, the Company may maintain balances in excess of the federally insured limits.

During the three months ended March 31, 2018 and 2017, purchases from two and three vendors represented 75% and 71% of total purchases, respectively During the years ended December 31, 2017 and 2016, purchases from three and four vendors represented 75% and 73% of total purchases respectively. The loss of one or more of these vendors would not have a significant impact on the Company's operations.

Recently issued accounting pronouncements

In 2014, the FASB issued Accounting Standards Update (“ASU”) 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until January 1, 2019. The Company doesn’t expect this pronouncement to have an impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement. The Company doesn’t expect this pronouncement to have an impact on its financial statements.

F-33

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Inventory consisted of the following at March 31, 2018, December 31, 2017 and 2016:

	March 31, 2018	December 31, 2017	December 31, 2016
	(unaudited)
Finished goods	$95,559	$102,382	$171,445
Work in progress	3,977	10,018	42,767
Raw materials	51,811	77,568	64,055

	$151,347	$189,968	$278,267

Property and equipment consisted of the following at March 31, 2018, December 31, 2017 and 2016:

	March 31, 2018	December 31, 2017	December 31, 2016
	(unaudited)
Leasehold improvements	$129,788	$129,789	$129,789
Other	12,412	12,412	12,412
	142,200	142,201	142,201

Less - accumulated depreciation	(140,044)	(130,240)	(73,180)
Total	$2,156	$11,961	$69,021

Depreciation expense for the three months ended March 31, 2018 and 2017 was $9,805 and $6,109, respectively. Depreciation expense for the years ended December 31, 2017 and 2016 was $57,060 and $56,567, respectively.

NOTE 4 – NOTES PAYABLE AND LINE OF CREDIT

Related Party Notes Payable

Since Inception, the Company received capital from the Company’s majority shareholder and related entities for working capital for which were memorialized as notes payable. The notes payable incur interest at 2% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum.  If the Company raises additional equity of (or greater than) $5,000,000, the notes payable and any accrued but unpaid interest must be repaid upon the Company’s receipt of additional equity.  The notes payable do not have prepayment penalties. Proceeds received from notes payable during the three months ended March 31, 2018 was $1,100,000. $350,000 of these proceeds was primarily used for inventory and operations. On February 23, 2018, $750,000 was used to pay off the Company’s Plaza Bank Line of Credit. Therefore, the Company no longer has a Line of Credit as of the issuance date of these financial statements. Proceeds received from notes payable during the years ended December 31, 2017 and 2016 were $625,000 and $0, respectively. As of March 31, 2018, total amounts payable in connection with the note payable were $1,737,817, which included accrued interest of $12,817.

On February 23, 2016, principal of $850,000 and accrued interest of $44,377 was converted into 5,589,854 shares of Series B Preferred Stock. The conversion price was that of other shares sold within the Series B Preferred stock offering as discussed below.

See Note 9, for a subsequent borrowing from the majority shareholder.

F-34

Convertible Notes Payable

In August and October 2017, the Company entered into three convertible notes payable for a total of $150,000 for which the proceeds were used for operations. The convertible notes payable incur interest at 5% per annum and are due one year after issuance. The convertible notes payable will automatically convert into the next qualified financing over $500,000. If the qualified financing isn’t completed prior to the maturity date, the convertible notes payable are automatically converted into Series B Preferred Stock at a price of $0.16 per share. A beneficial conversion feature wasn’t recorded in connection with the transaction. Subsequent to March 31, 2018, the convertible notes payable were automatically converted into 984,375 shares of Series B Preferred Stock. Accrued interest at March 31, 2018 and December 31, 2017 was $4,202 and $2,327, respectively.

Line of Credit

In 2014, the Company initially entered into a $750,000 revolving line of credit from a bank for which is renewed on an annual basis. Under the terms of the agreement, interest is incurred at the bank’s prime plus 1.0% (4.5% and 4.5% at December 31, 2017 and 2016, respectively). On March 3, 2017, the line of credit was extended to March 5, 2018. The line of credit is reflected as a current liability on the accompanying December 31, 2017 and 2016 balance sheets. The line of credit was secured by primarily all of the Company’s assets and guaranteed by the Company’s majority shareholders. In addition, the line of credit had various financial and non-financial covenants. As of December 31, 2017, and 2016, the Company was in compliance with these covenants. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Line of Credit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company had obligations for its Solana Beach retail store location and office space lease until August 31, 2018.

Rent expense for the three months ended March 31, 2018 and 2017 was $21,071 and $22,186, and for years ended December 31, 2017 and 2016 was $88,354 and $80,563, respectively.

NOTE 6 – STOCKHOLDERS’ DEFICIT

Preferred Stock Designations

Series A Preferred Stock

The Company has authorized and issued 16,226,000 shares of Series A Preferred Stock (“Series A”) with a par value of $0.0001 on May 14, 2014. Original proceeds under this offering were $649,040, which consisted of a $632,000 convertible note and $17,040 of accrued interest. The Series A has liquidation and redemption priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series A receive dividends at 8.75% per annum, or $0.0032 per share, and are only accrued upon the event of a redemption. As of March 31, 2018, and December 31, 2017, the liquidation value of the Series A was $837,813.

Series B Preferred Stock

The Company has authorized 42,152,355 shares and issued 10,902,354 shares of Series B Preferred Stock (“Series B”) with a par value of $0.0001 on February 23, 2016. Original proceeds under this offering were $1,744,377, which consisted of a $850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors. The Series B have liquidation and redemption priority over the Series A and common stock. The Series B votes on an as converted basis. The Series B is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series B is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series B has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series B receive dividends at 8.0% per annum, or $0.0128 per share, and are only accrued upon the event of a redemption. As of March 31, 2018, and December 31, 2017, the liquidation value of the Series B was $2,003,214. See Note 4 for additional issuances subsequent to March 31, 2018.

F-35

Common Stock

On June 20, 2017, the Company’s Board of Directors approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock to 90,000,000 and create two classes of common stock. Class A voting, 75,000,000 shares and Class B non-voting 15,000,000 shares. The Company filed the amendment with the State of Delaware on June 20, 2017. The common stock Class A and Class B are fully described below and have been reflected as being authorized for both periods for financial statement presentation purposes.

Class A Common Stock

On February 20, 2017, the Company authorized the increase to 60,000,000 shares of Class A common stock. As of March 31, 2018, December 31, 2017 and 2016 the Company has issued and outstanding 13,337,000, 13,337,000 and 13,327,000, respectively, shares of Class A common stock with par value of $0.0001. Class A common stock has one vote for each Class A common stock share held.

Class B Common Stock

As of As of March 31, 2018, December 31, 2017 and 2016 the Company has issued and outstanding 1,439,425, 1,439,425 and 0, respectively, shares of Class B common stock with par value of $0.0001. During the year ended December 31, 2017, the Company received net proceeds of $230,309. Class B Common Stock has no voting rights.

Restricted Stock Units

In May 2014 and February 2016, the Company issued 1,125,000 and 200,000 shares of common stock restricted stock awards to the Company’s Chief Executive Officer in lieu of compensation, respectively. The restricted stock units vested over periods ranging from 11 – 20 months. The Company determined the fair market value of restricted stock units on the grant date and expensed over the vesting period for which is also the service period. During the years ended December 31, 2017 and 2016, the Company expensed $0 and $8,000, respectively, as compensation expense included within general and administrative expenses on the accompanying statements of operations. As of December 31, 2016, all restricted stock grants were vested and no additional compensation is required.

Warrants

On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant vested immediately, is exercisable at $0.01 per share expiring on February 12, 2023.

Stock Options

In May 2014, our Board of Directors adopted the 2014 Equity Incentive Plan of GRACEDBYGRIT (the “2014 Plan”). The 2014 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants, and other key persons. Up to 2,197,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors and expires ten years after the grant date, unless terminated earlier by the Board. As of December 31, 2017, there are 300,000 shares remaining in the 2014 Plan stock pool.

Option activity for the year ended December 31, 2017 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Life Remaining
Balance, December 31, 2016	459,000	$0.02	8.01
Granted	125,000	0.08	9.81
Exercised	(10,000)	0.04	–
Expired	–	–	–
Balance, December 31, 2017	574,000	$0.04	8.40
Balance, December 31, 2017 - Vested	422,000	$0.02	7.17

The total grant date fair value of stock options vested during the years ended December 31, 2017 and 2016 was not material. 125,000 options were granted and 10,000 options were exercised during the year ended December 31, 2017. No options have been granted or exercised subsequent to December 31, 2017.

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Since the Company stock is not publicly traded, the Company determined the expected volatility based on price fluctuations of comparable public companies. In addition, the fair market value of the Company's common stock in 2017 was based upon the expected sales price in connection with the Company’s Regulation CF campaign.

The fair value of each option award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value during the year ended December 31, 2016 were as follows: $0.16 fair market value of common stock; 10.0 year life; 20.0% volatility; 1.5% treasury rate and no dividends. During the three months ended March 31, 2018 and March 2017 compensation expense of $2,082 and $1,481, respectively, was recorded in general and administrative. During the years ended December 31, 2017 and December 31, 2016, compensation expense of $8,331 and $7,068 respectively was recorded in general and administrative. As of March 31, 2018, future compensation expense of $15,232 is expected to be recorded during the years ending December 31, 2018 to 2020.

NOTE 7 – INCOME TAXES

The following table presents the current and estimated deferred tax provision for federal and state income taxes for the years ended December 31, 2017 and 2016:

	2017	2016
Current:
Federal	$–	$–
State	800	800
	800	800
Deferred
Federal	103,238	(390,229)
State	(73,856)	(67,011)
	29,382	(457,240)
Valuation allowance	(29,382)	457,240
Total	$800	$800

The Company’s net deferred tax assets at December 31, 2017 and 2016 is approximately $1,101,000 and $1,098,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2017, and 2016, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2017 and 2016, the Company valuation allowance decreased by approximately $29,000 and increased approximately $457,000, respectively.

At December 31, 2017, the Company had net operating loss carry forwards of approximately $3,731,000 that may be offset against future taxable income through 2033. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax assets.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $369,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014.  The Company currently is not under examination by any tax authorities.

NOTE 8 – RELATED PARTY TRANSACTIONS

See Notes 4, 6 and 9 for disclosure of related party transactions.

Of the 13,337,000 shares of Class A voting common stock outstanding related parties own 99%. In addition, related parties make up 100% of the holders of Series A Preferred Stock and 6,527,354 or 60% of the 10,902,354 shares of outstanding Series B Preferred Stock.

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NOTE 9 – SUBSEQUENT EVENTS

Related Party Notes Payable

Subsequent to March 31, 2018, the Company received additional cash infusions from the Company’s related party majority shareholder. Total of all promissory notes payable to the Company’s majority shareholder including accrued interest totals $1,863,625 as of the issuance date of these financial statements. Currently all promissory notes payable to the Company’s related party majority shareholder incur interest at 2.0% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum.  If the company raises additional equity of (or greater than) $5,000,000, Five million dollars and no cents, the Notes and any accrued but unpaid interest must be repaid upon the Company’s receipt of additional equity.  These Notes do not have prepayment penalties.

On June 1, 2018, the Company sold all inventory, leasehold improvements, furniture, fixtures and equipment to HYLETE, a creator of premium performance apparel and accessories that is mainly sold online at www.hylete.com. In addition, HYLETE assumed the lease relieving the Company from its lease commitment for the period June 1, 2018 to August 31, 2018. Payment for the Company’s assets was made by HYLETE in the form of 789,875 shares of HYLETE Class B non-voting Common Stock.

During 2018, Convertible Note debts automatically converted into 984,375 shares of Series B Preferred Stock as of each note’s maturity date, at a per share price equal to $0.16. Total outstanding Convertible Note debt at maturity including accrued interest was $157,500 and converted into 984,375 shares thereby increasing the number of Series B Preferred Stock from 10,902,354 shares issued or outstanding on December 31, 2017, to 11,886,729 shares on December 31, 2018.

The Company has evaluated subsequent events that occurred after March 31, 2018 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

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       Shares of

Class A Common Stock

PROSPECTUS

A.G.P.

Through and including        , 2019 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Information not required in Prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration fee		$2,121
FINRA filing fee
NYSE American listing fee			*
Printing and mailing			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous			*

Total	$		*

_____________________________

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

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These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•	we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriter against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent sales of unregistered securities.

The following list sets forth information regarding all unregistered securities sold by us in the past three years.

1.	From December 2015 to December 2018, we issued and sold an aggregate of 4,791,500 shares of our Series A-2 preferred stock to 17 investors at a per share purchase price of $0.51 to 15 investors, $1.50 to one investor and $1.75 to two investors for aggregate gross consideration of $2.55 million; we offered and sold the shares in reliance on the exemption from registration pursuant to Rule 506(c) of Regulation D of the Securities Act – all of the investors were accredited investors.

2.	From December 2015 to December 2018, we issued and sold an aggregate of 3,958,532 shares of our Class B Common Stock to 3,998 investors at a per share purchase prices of $1.00, $1.25 and $1.75 for aggregate gross consideration of $3.96 million; we offered and sold the shares in reliance on the exemption from registration pursuant to Regulation CF and Regulation A of the Securities Act

3.	From December 2015 to December 2018, we issued an aggregate of 1,203,400 warrants to purchase shares of our Class A Common Stock at a weighted average exercise price of $0.41 to certain investors in connection with shareholder agreements; all of the issuees were accredited investors. The grant of the warrants and the shares of Class A Common Stock underlying the warrants is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act. The securities were issued pursuant to Rule 506 of Regulation D promulgated under the Securities and/or Section 4(a)(2) of the Securities Act, as all of the issuees are “accredited investors” as such term is defined in Regulation D.

4.	From December 2015 to May 2019, we issued an aggregate of 2,089,747 warrants to purchase shares of our Series A-2 Preferred Stock at a weighted average exercise price of $0.10 to certain lenders in connection with the granting of loans and the extension of existing loans; all of the issuees were accredited investors. The grant of the warrants and the shares of Series A-2 Preferred Stock underlying the warrants is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act. The securities were issued pursuant to Rule 506 of Regulation D promulgated under the Securities and/or Section 4(a)(2) of the Securities Act, as all of the issuees are “accredited investors” as such term is defined in Regulation D.

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5.	Since December 2015, we have issued to certain of our employees, consultants and board members options to purchase an aggregate of 2,157,770 shares of our Class A Common Stock in exchange for their services to us. The grant of the options and the issuance of the shares of Class A Common Stock underlying the options is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

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Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation
3.2*	Form of Amended and Restated Bylaws
4.1*	Form of IPO Bridge Warrant issued November 2018
4.2*	Form of Underwriter Warrant
4.3*	Form of Series A-2 Preferred Stock Warrants issued to Black Oak-HYLETE-Senior-Debt, LLC
5.1*	Opinion of Manatt, Phelps & Phillips, LLP
10.1	First Amended and Restated Senior Credit Agreement, dated July 28, 2017 between HYLETE, Inc., certain stockholders of HYLETE, Inc., Black Oak-HYLETE-Senior-Debt, LLC and HYLETE-Senior Debt, LLC (incorporated by reference to Exhibit 6.1 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.1(a)	Amendment No. 1 to First Amended and Restated Senior Credit Agreement, dated March 28, 2018, among HYLETE, Inc., Black Oak-HYLETE- Senior Debt, LLC, HYLETE-Senior-Debt, LLC and Black Oak-HYLETE-Senior Debt 2, LLC (incorporated by reference to Exhibit 6.2 of the Registrant’s Form 1-K filed with the SEC on April 23, 2018)
10.2	Employment Agreement dated July 29, 2016 between HYLETE, Inc. and Matthew Paulson (incorporated by reference to Exhibit 6.5 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.3	Employment Agreement dated July 29,2016 by and between HYLETE, Inc. and Ronald Wilson (incorporated by reference to Exhibit 6.4 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.4	Lease between Solana Partners, L.P. and HYLETE, Inc., dated November 13, 2013, as amended (incorporated by reference to Exhibit 6.8 of the Registrant’s Form 1-K filed with the SEC on April 23, 2018)
10.5	Asset Purchase Agreement dated May 31, 2018, between GRACEDEBYGRIT, Inc. and HYLETE, Inc. (incorporated by reference to Exhibit 6.1 of the Registrant’s Form 1-U filed with the SEC on June 8, 2018)
10.6	Investor Rights Agreement dated as of July 16, 2015 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.7	Voting Agreement dated as of July 16, 2015 (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.8	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (incorporated by reference to Exhibit 3.3 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.9*	2015 Omnibus Incentive Plan
10.9(a)*	Form of Option Award Notice and Agreement
10.9(b)	Form of Restricted Stock Award Notice and Agreement
10.10	2015 Equity Incentive Plan (incorporated by reference to Exhibit 6.7 of the Registrant’s Form 1-A filed with the SEC on September 1, 2017)
10.10(a)*	Form of Option Award Agreement
10.11	Form of IPO Bridge Promissory Note (10% interest per annum) issued November 2018 (incorporated by reference to Exhibit 6.13 of the Registrant’s Form 1-K filed with the SEC on April 23, 2019)
10.12	Form of Promissory Note payable to Ron Wilson due April 5, 2020 (incorporated by reference to Exhibit 6.9 of the Registrant’s Form 1-K filed with the SEC on April 23, 2019)
10.13	Promissory Note payable to the Chung Family Trust due December 31, 2019 (incorporated by reference to Exhibit 6.14 of the Registrant’s Form 1-K filed with the SEC on April 30, 2019)
10.14	Promissory Note payable to Steelpoint due May 31, 2020 (incorporated by reference to Exhibit 6.15 of the Registrant’s Form 1-K filed with the SEC on April 30, 2019)
10.15	Form of Class A Bond (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 1-A filed with the SEC on March 12, 2018)
23.1	Consent of dbbmckennon
23.2*	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 12.1)
99.1	Consent of Suzanne Price, Director Nominee
99.2	Consent of Tracy Tuens, Director Nominee
99.3	Consent of Michael Buckley, Director Nominee
99.4	Consent of Kelly Anderson, Director Nominee
99.5	Consent of Adam Colton, Executive Officer Nominee

_______________________

* To be filed by amendment

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Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)(2) For the purpose of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(a)(6) For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(i)(1) For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(i)(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Solana Beach, State of California, on the 11th day of June, 2019.

HYLETE, INC.

By:	/s/ Ron L. Wilson, II
Ron L. Wilson, II
Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Each individual whose signature appears below hereby constitutes and appoints each of Ronald L. Wilson, II and Joseph Johnson as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ Ron L. Wilson, II Ron L.Wilson, II	President, Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	June 11, 2019

/s/ Matthew Paulson Matthew Paulson	Vice President, Business Development and Director	June 11, 2019

/s/ James Caccavo James Caccavo	Director	June 11, 2019

/s/ Kevin Park Kevin Park	Director	June 11, 2019

/s/ Darren Yager Darren Yager	Director	June 11, 2019

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